                                               EQU: TSX, NYSE

Equal Energy Announces 2010 Financial and Operating Results

Calgary, Alberta – (CNW – March 23, 2011) Equal Energy Ltd. (“Equal” or “the Company”) is pleased to announce its financial and operating results for the fourth quarter and year ended December 31, 2010.

	Three months ended December 31			Year ended December 31
Financial and Operations Summary (in thousands except for volumes, percentages and per unit and boe amounts)	2010	2009	Change	2010	2009	Change
FINANCIAL
Revenue before mark-to-market adjustment	34,704	37,055	(6%)	143,713	140,506	2%
Funds from operations	9,338	11,803	(21%)	46,640	46,645	0%
Per share – basic ($)	0.34	0.55	(38%)	1.90	2.22	(14%)
Per share – diluted ($)	0.34	0.55	(38%)	1.90	2.22	(14%)
Net income (loss)	(19,557)	(8,939)	119%	(34,536)	(41,282)	(16%)
Per share – basic ($)	(0.71)	(0.42)	69%	(1.40)	(1.95)	(28%)
Per share – diluted ($)	(0.71)	(0.42)	69%	(1.40)	(1.95)	(28%)
Total assets	427,754	462,272		427,754	462,272
Working capital (deficit) including long-term debt	(36,743)	(52,642)		(36,743)	(52,642)
Convertible debentures	117,019	114,863		117,019	114,863
Shareholders’ equity	213,512	219,046		213,512	219,046
SHARES OUTSTANDING
Shares outstanding – basic (000s)	27,692	21,610		24,595	21,119
Shares outstanding – diluted (000s)	27,692	21,610		24,595	21,119
Shares outstanding at period end (000s)	27,710	21,701		27,710	21,701
OPERATIONS
Average daily production
Oil (bbls per day)	2,501	2,530	(1%)	2,481	2,779	(11%)
NGL (bbls per day)	2,373	2,749	(14%)	2,491	2,156	16%
Gas (mcf per day)	22,529	25,815	(13%)	24,878	29,657	(16%)
Total (boe per day)	8,629	9,582	(10%)	9,118	9,878	(8%)

For further information please contact:

Dell Chapman                                                                                                                                   Don Klapko
Chief Financial Officer                                                                                                                     President & CEO
(403) 538-3580 or (877) 263-0262                                                                                                (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

Dear Equal Shareholders,

The year 2010 was one of transition and change for Equal.

We:
•	converted from a trust to a value oriented exploration and production corporation;
•	further de-levered the balance sheet with a well timed sale of sour gas assets and completed an equity issue;
•	invested over 20% of our capital budget on lands for our emerging light oil resource plays in the Halkirk/Alliance Viking and Lochend Cardium areas;
•	became very active with the drill bit in Canada in the second half of the year proving up our Viking and Cardium light oil resource plays;
•	increased our reserves booking year over year; and
•	executed efficiently on our capital program with proved plus probable reserves finding and development costs of $10.19/boe in 2010.

Since the end of 2010 we’ve had more positive announcements that further enhance our growth prospects.

We:
•	resolved our farm-out issues with our bankrupt partner in Oklahoma, freeing us to move forward on the Hunton liquids rich natural gas resource drilling play on our own; and
•	re-financed an $80 million debt maturity which was due at the end of 2011.

Our production volume averaged 9,118 boe/d for 2010, below our 2009 average of 9,878 boe/d because we sold sour gas assets of approximately 500 boe/d and our 2010 drilling program was heavily weighted to the second half of the year.  We also had plans to drill a number of wells in the Hunton play in Oklahoma which were pre-empted by JV Participant’s declaration of bankruptcy in May of 2010 limiting us to drill only one Hunton well in Oklahoma during 2010.  Significant legal fees were incurred dealing with the issues related to our bankrupt partner during 2010 which drove up our G&A costs.  I’m pleased to say that by the end of 2010 most of our legal issues were resolved or nearing their end in Oklahoma.

During 2010, of our 22 wells drilled, 6 wells were in our Alliance Viking play and 5 wells in the Lochend Cardium.  We are pleased with the performance of our new Viking and Cardium plays and their reserve bookings based on the average well performance to date.  We also had success in our Dina PPP pool and at our Princess Pekisko properties; however, our focus in Canada in 2011 will be in the Viking and Cardium light oil resource plays where we have the best well economics and most running room going forward.

In Oklahoma the one well drilled in our Hunton play during 2010 was brought on stream in November and had production ramping up to over 1.2 million cubic feet per day of natural gas with significant associated natural gas liquids by the end of the year.  In 2011, with the resolution of our farm-out issues behind us, we plan to drill four to six Hunton wells focusing in our Twin Cities Central Dolomite (TCCD) area which has the best economics of our four Hunton play areas.

We enter 2011 well positioned for cash flow growth with our two light oil resource plays in Canada and liquids rich natural gas resource play in the Hunton TCCD area in Oklahoma.  We control and operate all three of our resource plays so we can change the pace of our spending and allocate our capital as we see fit.  Equal Energy has a very extensive inventory of over 150 drilling locations in these three areas.  As an indication of our inventory quality in the Hunton TCCD area, we can replace our corporate reserves produced for the year by drilling only seven wells out of the 50+ identified locations.

We plan to hold our capital spending relatively close to our cash flow during 2011 as we continue to keep a close eye on the strength of our balance sheet and plan to retain the financial flexibility we worked so hard to achieve over the past couple of years.

I’d like to thank the Equal employees for their hard work and dedication, the board of directors for their guidance and our shareholders for their continued support.  I am looking forward to an active 2011 where we will begin to reap the benefits from the transitions the company has made during 2010 and continue to build value for our shareholders.

Sincerely,

Signed “Don Klapko”

President and Chief Executive Officer
March 22, 2011

INTRODUCTION:  The following is Management’s Discussion and Analysis (“MD&A”) of Equal Energy Ltd. (the “Company” or “Equal”) for the three months and year ended December 31, 2010.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Company for the years ended December 31, 2010 and 2009.  All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated.  This commentary is based on information available to, and is dated, March 22, 2011.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON-GAAP TERMS:  This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which are non-GAAP terms.  The Company uses these measures to help evaluate its performance.  The Company considers funds from operations a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful indicator of performance than cash provided by operating activities as determined in accordance with GAAP.  The Company considers cash flow netback a key measure for the ability of the Company to analyze the profitability of its operations.  The term should not be considered as an alternative to, or more meaningful indicator of performance than net income or loss as determined in accordance with GAAP.  Funds from operations, working capital and cash flow netback, as determined by the Company may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as working capital including long-term debt and operating netbacks which are not recognized measures under GAAP.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative measures of performance to other terms such as current and long-term debt or net income determined in accordance with GAAP.  Equal’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable measures used by other companies.

FORWARD-LOOKING STATEMENTS:  Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, anticipated borrowing base under credit facility, anticipated outcomes from legal proceedings, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  The Company has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Equal’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Equal’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Equal’s website (www.equalenergy.ca).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  The Company operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Company cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Equal Energy Ltd. is a value oriented exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares are listed on the New York Stock Exchange (EQU) and Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange (EQU, EQU.DB.A and EQU.DB.B).

On May 31, 2010, Equal announced that Enterra Energy Trust had completed its previously announced Arrangement to convert from an income trust to a corporation through a business combination pursuant to an arrangement under the Business Corporations Act (Alberta).  Unitholders of the Trust received one Equal common share for every three Enterra Energy Trust units held.  Enterra’s Board of Directors and management team continued as the Equal’s Board of Directors and management team.  Immediately subsequent to the Arrangement, former Enterra unitholders held 100 percent of the equity in Equal and Equal effected an internal reorganization whereby, among other things, the Trust was dissolved and the Company received all of the assets and assumed all of the liabilities of the Trust.  Readers are referred to Enterra Energy Trust’s information circular dated April 13, 2010 for additional information in respect of the Arrangement.

The Company’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 57% crude oil and natural gas liquids (“NGL”) and 43% natural gas.

	Three months ended December 31			Year ended December 31
Financial and Operations Summary (in thousands except for volumes, percentages and per unit and boe amounts)	2010	2009	Change	2010	2009	Change
FINANCIAL
Revenue before mark-to-market adjustment (1)	34,704	37,055	(6%)	143,713	140,506	2%
Funds from operations (1)	9,338	11,803	(21%)	46,640	46,645	0%
Per share – basic (2) (3) ($)	0.34	0.55	(38%)	1.90	2.22	(14%)
Per share – diluted (2) (3) ($)	0.34	0.55	(38%)	1.90	2.22	(14%)
Net income (loss)	(19,557)	(8,939)	119%	(34,536)	(41,282)	(16%)
Per share – basic (2) (3) ($)	(0.71)	(0.42)	69%	(1.40)	(1.95)	(28%)
Per share – diluted (2) (3) ($)	(0.71)	(0.42)	69%	(1.40)	(1.95)	(28%)
Total assets	427,754	462,272		427,754	462,272
Working capital (deficit) including long-term debt (4)	(36,743)	(52,642)		(36,743)	(52,642)
Convertible debentures	117,019	114,863		117,019	114,863
Shareholders’ equity	213,512	219,046		213,512	219,046
SHARES OUTSTANDING
Shares outstanding – basic (2) (3) (000s)	27,692	21,610		24,595	21,119
Shares outstanding – diluted (2) (3) (000s)	27,692	21,610		24,595	21,119
Shares outstanding at period end (3) (000s)	27,710	21,701		27,710	21,701
OPERATIONS
Average daily production
Oil (bbls per day)	2,501	2,530	(1%)	2,481	2,779	(11%)
NGL (bbls per day)	2,373	2,749	(14%)	2,491	2,156	16%
Gas (mcf per day)	22,529	25,815	(13%)	24,878	29,657	(16%)
Total (boe per day)	8,629	9,582	(10%)	9,118	9,878	(8%)
Average sales price
Oil ($ per bbl)	70.03	70.83	(1%)	70.25	62.86	12%
NGL ($ per bbl)	45.00	41.63	8%	42.44	32.17	32%
Gas ($ per mcf)	4.23	4.23	0%	4.57	4.75	(4%)
Cash flow netback (1) ($ per boe)
Revenue (5)	43.71	42.04	4%	43.18	38.97	11%
Royalties	8.77	9.70	(10%)	8.81	7.37	20%
Production expenses	10.67	10.25	4%	10.76	10.88	(1%)
Transportation expenses	0.79	0.59	34%	0.71	0.70	1%
Operating netback	23.48	21.50	9%	22.90	20.02	14%
General and administrative	7.93	4.86	63%	5.78	4.36	33%
Cash interest expense	3.56	2.92	22%	3.40	2.66	28%
Other cash costs (6)	0.23	0.34	(32%)	(0.29)	0.06	(100%)
Cash flow netback	11.76	13.38	(12%)	14.01	12.94	8%
(1)	Revenues before mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Revenues” and “Non-GAAP Financial Measures”.
(2)	Weighted average shares outstanding. See Note 10 in Notes to Financial Statements.
(3)	Restated to reflect the three for one exchange of trust units for common shares.
(4)
Working capital (deficit) including long-term debt is a non-GAAP term and includes total bank debt, current assets and current liabilities (excluding deferred revenues, future income taxes and unrealized gains and losses on commodity contracts).

(5)	Price received excludes unrealized mark-to-market gain or loss.
(6)          Other cash costs include realized foreign exchange gains and losses.

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per share amounts)

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues before mark-to-market adjustments	34,704	34,267	35,689	39,053	37,055	30,354	31,208	41,889
Funds from operations	9,338	11,402	11,357	14,543	11,803	8,366	8,561	17,915
Loss before taxes	(10,808)	(11,042)	(11,352)	(1,920)	(8,930)	(13,259)	(23,823)	(12,864)
Loss	(19,557)	(7,976)	(4,066)	(2,937)	(8,939)	(9,462)	(14,383)	(8,498)
Loss per share basic(1) ($)	(0.71)	(0.29)	(0.19)	(0.14)	(0.42)	(0.45)	(0.69)	(0.42)
Loss per share diluted (1) ($)	(0.71)	(0.29)	(0.19)	(0.14)	(0.42)	(0.45)	(0.69)	(0.42)
(1) Restated to reflect the three for one exchange of trust units for common shares.

During Q1 2009, Q4 2009 and Q1 2010, revenues before mark-to-market adjustments and funds from operations were higher than the other quarters due to the realized gains from the commodity contracts in place.  During Q2 2009 and Q3 2009, low natural gas prices led to lower revenues before mark-to-market adjustments, lower funds from operations and higher losses compared to the other quarters.  During Q4 2010 funds from operations were lower due to legal fees relating to claims made by a joint venture participant in Oklahoma and the Company reorganized its Canadian and U.S. operations which resulted in a future income tax expense which created a higher loss after taxes compared to the other quarters.

OVERALL PERFORMANCE

Average production decreased by 8% in 2010 to 9,118 boe per day when compared to 2009 production of 9,878 boe per day.  The decline in average production was due primarily to natural decline rates for Equal’s wells and the disposition of non-core sour gas assets which were partially offset by drilling, well optimization projects and minor acquisitions.

Overall, oil prices received in 2010 increased 12% to $70.25 per barrel from $62.86 per barrel in 2009 as overall world oil prices increased.  NGL prices received in 2010 increased 32% to $42.44 per bbl from $32.17 per bbl in 2009 due to oil price increases and reduced basis differentials between WTI and NGL’s in the Oklahoma market.  Gas prices received in 2010 decreased 4% to $4.57 per mcf from $4.75 per mcf in 2009.  Production expenses, excluding non-cash expenses, in 2010 remained relatively flat at $10.76 per boe compared to $10.88 per boe in 2009.

G&A expenses in 2010 increased 33% to $5.78 per boe from $4.36 per boe in 2009 which primarily relates to legal fees related to claims against Equal made by a joint venture participant in Oklahoma.  Cash interest expense increased 28% on a per boe basis to $3.40 per boe in 2010 compared to $2.66 per boe in 2009 mainly due to the lower production in 2010 and less interest income recorded which has been netted against interest expense which was offset partially by lower debt levels in 2010.

The overall impact was that funds from operations in 2010 was $46.6 million which was the same as in 2009.  The funds from operations benefitted in 2010 compared to 2009 from the higher prices received for oil and NGLs and lower production and transportation costs but were offset by lower production, lower prices received for natural gas, higher royalties and higher G&A costs.  The loss in 2010 decreased to $34.5 million compared to a loss of $41.3 million in 2009 due to higher oil and NGL prices and lower operating and depletion expenses which were partially offset by higher G&A expenses and lower future taxes reduction.

Equal has further reduced its long-term debt during the year to $24.9 million as at December 31, 2010 compared to $70.0 million at the beginning of the year mainly through the disposition of several non-core sour gas assets which had net proceeds of $26.3 million.  An equity offering which raised net proceeds of $35.6 million was used to support the ongoing capital program, freeing up cash flow to further reduce debt.  As a result of these transactions, the working capital deficit including long-term debt plus the convertible debentures totaled $153.8 million as at December 31, 2010 down from $167.5 million as at December 31, 2009.  The improved balance sheet has given Equal additional financial flexibility to fund its operations.

SUMMARY OF OPERATIONS

The following is a summary of Equal’s operations for the three months and years ended December 31, 2010 and 2009 which are referenced throughout this MD&A.

	Three months ended		Year ended
(in thousands of Canadian dollars)	December 31		December 31
	2010	2009	2010	2009
Revenues
Oil and natural gas	33,268	36,291	137,675	124,611
Realized gain on commodity contracts	1,436	764	6,038	15,895
Unrealized gain/(loss) on commodity contracts	(3,632)	(1,271)	(912)	(13,678)
Royalties	(6,963)	(8,549)	(29,330)	(26,570)
	24,109	27,235	113,471	100,258
Expenses
Production	8,469	8,948	35,826	39,659
Transportation	629	523	2,370	2,519
General and administrative	6,298	4,287	19,227	15,707
Recovery of receivables	-	(2,110)	-	(2,110)
Interest expense	3,393	3,099	13,538	11,461
Share-based compensation expense	602	689	3,636	3,580
Depletion, depreciation and accretion	15,389	19,597	75,286	86,877
Foreign exchange (gain) loss	137	1,132	(1,290)	1,441
	34,917	36,165	148,593	159,134
Loss before income taxes	(10,808)	(8,930)	(35,122)	(58,876)

Income taxes
Current	95	-	693	-
Future taxes reduction	8,654	9	(1,279)	(17,594)
	8,749	9	(586)	(17,594)

Loss	(19,557)	(8,939)	(34,536)	(41,282)

Cash Flow from Operations
Loss	(19,557)	(8,939)	(34,536)	(41,282)
Depletion, depreciation and accretion	15,389	19,597	75,286	86,877
Future taxes (reduction)	8,654	9	(1,279)	(17,594)
Unrealized commodity contracts loss	3,632	1,182	912	14,127
Foreign exchange loss	54	850	383	1,159
Share-based compensation	602	689	3,636	3,580
Non-cash interest expense on convertible debentures	564	525	2,238	1,888
Cash paid on asset retirement obligations	(299)	(1,576)	(1,589)	(2,533)
	9,039	12,337	45,051	46,222
Changes in non-cash working capital items	1,302	6,348	(10,615)	5,248
Cash from operating activities	10,341	18,685	34,436	51,470

SALES VOLUMES

Production
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Daily sales volumes – average
Oil (bbls per day)	2,501	2,530	(1%)	2,481	2,779	(11%)
NGL (bbls per day)	2,373	2,749	(14%)	2,491	2,156	16%
Natural gas (mcf per day)	22,529	25,815	(13%)	24,878	29,657	(16%)
Total (boe per day)	8,629	9,582	(10%)	9,118	9,878	(8%)

Sales volumes mix by product
Oil	29%	26%		27%	28%
NGL	28%	29%		27%	22%
Natural gas	43%	45%		46%	50%
	100%	100%		100%	100%

Average production for Q4 2010 decreased 10% to 8,629 boe per day compared to 9,582 boe per day in Q4 2009 due to the disposition of non-core assets in west central Alberta during 2010 and natural decline rates for Equal’s wells which were partially offset by the drilling, well optimization projects and minor acquisitions.  Q4 2010 production also decreased 2% compared to Q3 2010 production of 8,777 boe per day mainly due to the natural decline rates for Equal’s wells which was partially offset by production increases from new wells brought on stream during the quarter.

Average production during Q4 2010 consisted of 2,501 boe per day of oil, 2,373 boe per day of NGL and 22,529 mcf per day of natural gas, resulting in a mix of 29% oil, 28% NGL and 43% natural gas.

Average production for the year ended December 31, 2010 was 9,118 boe per day which is a decrease of 8% compared to 9,878 boe per day during the same period in 2009.  The decrease is mainly due to the disposition of non-core sour gas assets in west central Alberta and the natural decline rates for Equal’s wells which were partially offset by the drilling, well optimization projects and minor acquisitions.

Equal did not accelerate its drilling program until the second half of 2010 after greater financial flexibility was achieved through the sales of non-core assets and an equity offering.  Additionally, only one well was drilled in the prolific Hunton play in Oklahoma during 2010 due to the bankruptcy filings and legal issues related to an Oklahoma joint venture participant.

Production in 2011 is expected to remain relatively flat compared to 2010 as the Company plans a capital spending program that is approximately the same as expected funds from operations.

For the year ended December 31, 2010, Equal drilled the following 22 (18.8 net) wells with a 91% success rate:
•	6 (5.6 net) Alliance horizontal oil wells;
•	5 (4.3 net) Cardium horizontal oil wells;
•	3 (2.3 net) Provost Dina PPP horizontal oil wells;
•	2 (2.0 net) Princess horizontal oil wells;
•	2 (0.8 net) Circus Viola horizontal oil wells;
•	1 (1.0 net) Primate oil well;
•	1 (0.8 net) Twin Cities/Central Dolomite liquids-rich natural gas well; and
•	2 (2.0 net) dry holes.

Production by Geographic Area
	Three months ended December 31, 2010			Year ended December 31, 2010
	Canada	U.S.	Total	Canada	U.S.	Total
Daily sales volumes – average
Oil (bbls per day)	2,223	278	2,501	2,201	280	2,481
NGL (bbls per day)	70	2,303	2,373	224	2,267	2,491
Natural gas (mcf per day)	7,583	14,946	22,529	9,936	14,942	24,878
Total (boe per day)	3,557	5,072	8,629	4,081	5,037	9,118

Sales volumes mix by product
Oil	62%	5%		54%	6%
NGL	2%	46%		5%	45%
Natural gas	36%	49%		41%	49%
	100%	100%		100%	100%

Canadian Operations

In Q4 2010, production in Canada of 3,557 boe per day was down 9% compared to 3,909 boe per day during the Q4 2009.  The decrease is due to the disposition of non-core assets in west central Alberta during 2010 and natural decline rates for Equal’s wells which were partially offset by the drilling, well optimization projects and minor acquisitions.  Q4 2010 production decreased 7% from Q3 2010 production of 3,833 boe per day mainly due to the natural decline rate of Equal's wells and operational issues in Saskatchewan and Desan that are being addressed.

For 2010, production in Canada of 4,081 boe per day was down 8% compared to 2009 production of 4,415 boe per day due to the natural decline rates on Equal’s wells and dispositions of non-core assets that contributed approximately 265 annualized boe per day in 2009.  These decreases in production were partially offset by the wells drilled during 2010 which contributed 183 annualized boe per day.  The capital program in Canada was accelerated in the second half of 2010 by drilling 13 of the 19 wells for the year.

U.S. Operations

In Q4 2010, production in the United States of 5,072 boe per day was down 11% compared to 5,673 boe per day during Q4 2009.  The decrease is due to the natural decline rates on Equal’s wells which was partially offset by acquisitions and new wells drilled.  Two wells were drilled in the Circus Viola play and only one well was drilled in the Hunton play due to the uncertainties surrounding a joint venture participant’s claim for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  Q4 2010 production was 3% higher than Q3 2010 production of 4,944 boe per day due to a reactivation and workover program and the drilling of one well in the Hunton play which started producing in November 2010.

For 2010, production in the United States of 5,037 boe per day was down 8% compared to 2009 production of 5,463 boe per day due to the natural decline rates on Equal’s wells which was partially offset by acquisitions and new wells drilled.  Three wells were drilled in Oklahoma during 2010.  Two wells were drilled in the Circus Viola play and only one well was drilled in the Hunton play due to the uncertainties surrounding a joint venture participant’s claim for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
WTI (US$ per bbl)	85.17	76.19	12%	79.53	61.80	29%
Average exchange rate: US$ to Cdn$1.00	0.99	0.94	5%	0.97	0.88	10%
WTI (Cdn$ per bbl)	86.02	80.76	7%	81.92	70.45	16%
Edmonton Light	80.33	76.56	5%	77.48	65.98	17%
Propane, Conway, KS (US$/bbl)	51.01	45.94	11%	47.24	33.90	39%
NYMEX (US$ per mmbtu)	3.81	4.27	(11%)	4.42	4.04	9%
NYMEX (US$ per mcf) (1)	3.94	4.42	(11%)	4.57	4.18	9%
AECO daily index (Cdn$ per GJ)	3.43	4.26	(19%)	3.79	3.74	1%
AECO daily index (Cdn$ per mcf) (2)	3.50	4.34	(19%)	3.86	3.81	1%
(1)	Conversion rate of 1.0350 mmbtu per mcf.
(2)	Conversion rate of 1.0194 GJ per mcf.

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, KS is the closest surrogate benchmark for the blended price Equal receives for its NGL produced in Oklahoma.  The price variations at Conway, KS mirror Equal’s variations in NGL price but cannot be used to estimate Equal’s actual NGL mix due to variations in composition.  In Western Canada the benchmark is the price at the AECO hub (a storage and pricing hub for Canadian natural gas market) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Equal expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q4 2010 increased 12% to an average of US$85.17 per bbl WTI from US$76.19 per bbl WTI in Q4 2009.  The price increase was partially off-set by the strengthening of the Canadian dollar which averaged US$0.99 per Canadian dollar during Q4 2010 compared to US$0.94 per Canadian dollar during Q4 2009.

Benchmark oil prices for 2010 increased 29% to an average of US$79.53 per bbl WTI from US$61.80 per bbl WTI in 2009.  The price increase was partially off-set by the strengthening of the Canadian dollar which averaged US$0.97 per Canadian dollar during 2010 compared to US$0.88 per Canadian dollar during 2009.

Benchmark propane prices for Q4 2010 increased 11% to an average of US$51.01 per bbl from US$45.94 per bbl in Q4 2009.  Benchmark propane prices for 2010 increased 39% to an average of US$47.24 per bbl from US$33.90 per bbl in 2009 as the basis differential between Conway and WTI was lower during the year.

Benchmark natural gas prices for Q4 2010 on the NYMEX decreased 11% to an average of US$3.81 per mmbtu from US$4.27 per mmbtu in Q4 2009.  In Canada, AECO pricing decreased 19% averaging $3.43 per GJ during Q4 2010 compared to $4.26 during Q4 2009.

Benchmark natural gas prices for 2010 on the NYMEX increased 9% to an average of US$4.42 per mmbtu from US$4.04 per mmbtu in 2009.  In Canada, AECO pricing increased 1% averaging $3.79 per GJ during 2010 compared to $3.74 during 2009.

Average Commodity Prices Received
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Oil (1) (Cdn$ per bbl)	70.07	69.81	0%	68.82	58.47	18%
Oil commodity contract settlements (Cdn$ per bbl)	(0.04)	1.02	(104%)	1.43	4.39	(67%)
Combined oil (1) (Cdn$ per bbl)	70.03	70.83	(1%)	70.25	62.86	12%
NGL (Cdn$ per bbl)	45.00	41.63	8%	42.44	32.17	32%
Natural gas (Cdn$ per mcf)	3.53	4.01	(12%)	4.05	3.69	10%
Natural gas commodity contract settlements (Cdn$ per mcf)	0.70	0.22	218%	0.52	1.06	(51%)
Combined natural gas (Cdn$ per mcf)	4.23	4.23	0%	4.57	4.75	(4%)
Total (2) (Cdn$ per boe)	43.71	42.04	4%	43.18	38.97	11%
(1)	Includes sulphur revenue.
(2)	Price received excludes unrealized mark-to-market gain or loss on commodity contracts.

For the three months ended December 31, 2010, the average price received for oil by Equal, net of commodity contract settlements, decreased 1% to $70.03 per bbl from $70.83 per bbl during the same period in 2009.  The average price received for NGLs for the three months ended December 31, 2010, increased 8% to $45.00 per bbl from $41.63 per bbl during the same period in 2009.  The average price received for natural gas for the three months ended December 31, 2010, net of commodity contract settlements, remained relatively flat at $4.23 per mcf compared to the same period in 2009.

For 2010, the average price received for oil by Equal, net of commodity contract settlements, increased 12% to $70.25 per bbl from $62.86 per bbl in 2009.  The average price received for NGLs in 2010 increased 32% to $42.44 per bbl from $32.17 per bbl during 2009.  The average price received for natural gas in 2010, net of commodity contract settlements, decreased 4% to $4.57 per mcf from $4.75 per mcf during 2009.

REVENUES

Revenues (in thousands of Canadian dollars except for percentages)
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Oil	16,124	16,248	(1%)	62,306	59,307	5%
NGL	9,827	10,528	(7%)	38,579	25,313	52%
Natural gas	7,317	9,515	(23%)	36,790	39,991	(8%)
Realized gain on commodity contracts	1,436	764	88%	6,038	15,895	(62%)
Revenue before mark-to-market adjustments (1)	34,704	37,055	(6%)	143,713	140,506	2%
Unrealized mark-to-market gain (loss) on commodity contracts	(3,632)	(1,271)	186%	(912)	(13,678)	(93%)
Oil and natural gas revenues	31,072	35,784	(13%)	142,801	126,828	13%
(1)  Non–GAAP measure.

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended December 31, 2010			Year ended December 31, 2010
	Canada	U.S.	Total	Canada	U.S.	Total
Oil	13,989	2,135	16,124	54,267	8,039	62,306
NGL	49	9,778	9,827	4,053	34,526	38,579
Natural gas	2,726	4,591	7,317	15,347	21,443	36,790
Realized gain on commodity contracts	180	1,256	1,436	1,917	4,121	6,038
Revenue before unrealized mark-to-market adjustments (1)	16,944	17,760	34,704	75,584	68,129	143,713
Unrealized mark-to-market gain (loss) on commodity contracts	(3,808)	176	(3,632)	(1,635)	723	(912)
Oil and natural gas revenues	13,136	17,936	31,072	73,949	68,852	142,801
(1)	Non–GAAP measure.

For the three months ended December 31, 2010, total oil and natural gas revenues before unrealized mark-to-market losses on commodity contracts decreased 6% percent to $34.7 million from $37.1 million during the same period in 2009 due to the decrease in price for natural gas and the decrease in production.  For the year ended December 31, 2010, total oil and natural gas revenues before unrealized mark-to-market losses on commodity contracts increased 2% percent to $143.7 million from $140.5 million during 2009 primarily due to the increase in NGL production and the increase in prices received for oil, natural gas and NGLs which were partially offset by decrease in production of oil and natural gas.

Oil revenues for Q4 2010 were relatively flat at $16.1 million compared to $16.2 million in Q4 2009.  NGL revenues for Q4 2010 decreased 7% to $9.8 million from $10.5 million when compared to Q4 2009 due natural production declines offset by an increase in sales price received for NGLs.  Natural gas revenues for Q4 2010 decreased 23% to $7.3 million from $9.5 million when compared to Q4 2009 which was the result of a 13% decrease in production volumes and a 12% decrease in the sales price received for natural gas.

The realized gain on commodity contracts for Q4 2010 increased 88% to $1.4 million compared to $0.8 million in Q4 2009 due to the lower 2010 natural gas prices causing greater benefits from the Company’s hedging program.  The unrealized mark-to-market loss on commodity contracts in Q4 2010 was to $3.6 million compared to a loss of $1.3 million during Q4 2009.  The unrealized mark-to-market loss on commodity contracts in Q4 2010 was due to the increase in the price for oil.

Oil revenues for 2010 increased 5% to $62.3 million from $59.3 million in 2009 which was the result of an 18% increase in sales price received for oil which was partially offset by an 11% decrease in production volumes when compared to 2009.  NGL revenues for 2010 increased 52% to $38.6 million from $25.3 million in 2009 due to a 32% increase in sales price received for NGLs and a 16% increase in production when compared to 2009.  Natural gas revenues for 2010 decreased 8% to $36.8 million from $40.0 million in 2009 due to a 16% decrease in production volumes which was partially offset by a 10% increase in sales price received for natural gas compared to 2009.

The realized gain on commodity contracts in 2010 decreased 62% to $6.0 million compared to $15.9 million in 2009 due to the higher natural gas prices embedded in the hedging program in 2009 and the subsequent overall decline in natural gas prices.  The unrealized mark-to-market loss on commodity contracts in 2010 was $0.9 million compared to a loss of $13.7 million during 2009.  The unrealized mark-to-market losses on commodity contracts are the result of the increases in price for oil.

For 2011 planning purposes, the Company uses US$80.00 per bbl for WTI, US$4.25 per mmbtu for NYMEX natural gas, $3.50 per mcf for AECO natural gas, an exchange rate of CAD$1.00:US$1.00 and a discount of 53% for U.S. NGL pricing.

COMMODITY CONTRACTS

The Company has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining exposure to upside price movements.  By doing this, Equal seeks to provide a measure of stability and predictability of cash inflows to enable it to carry out its planned capital spending programs.

The mark-to-market value of the commodity contracts is determined based on the estimated fair value as at December 31, 2010 that was obtained from the counterparties to the economic hedges.  Equal then evaluates the reasonability of the valuations in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Company deals with large, credit-worthy financial institutions to diversify its counterparty risk.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.

At December 31, 2010, the following financial derivatives and fixed price contracts were outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	5.45 ($/GJ) (5.56 ($/mcf))	1,000 GJ (981 mcf)	March 1, 2010 – February 28, 2011
Fixed	Gas	4.48 (US$/mmbtu) (4.64 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.53 (US$/mmbtu) (4.69 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.50 (US$/mmbtu) (4.66 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.33 US$/mmbtu ($0.34 US$/mcf)	5,000 mmbtu (4,831 mcf)	April 1, 2011 – October 31, 2011

Fixed	Oil	89.66 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	90.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf and 1.0194 GJ per mcf.

At December 31, 2010, the following physical sales contract was outstanding:

Type of contract	Commodity	Price (1)	Volume per day (1)	Period
Fixed Sale	Gas	5.48 ($/GJ) (5.59 ($/mcf))	1,000 GJ (981 mcf)	March 1, 2010 – February 28, 2011
(1)	Conversion rates of 1.0194 GJ per mcf.

As at December 31, 2010 the above commodity contracts had a net mark-to-market liability position of $0.7 million compared to a net asset balance of $0.2 million on December 31, 2009.  This change relates primarily to the increase in the price for natural gas and oil during the year.

Equal entered into the following commodity contracts after December 31, 2010:

Type of contract	Commodity	Price (1)	Volume per day (1)	Period
Fixed	Gas	4.60 (US$/mmbtu) (4.76 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.75 (US$/mmbtu) (4.92 US$/mcf)	2,000 mmbtu (1,932 mcf)	February 1, 2011 – December 31, 2011
Fixed	Gas	4.83 (US$/mmbtu) (5.00 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Oil	98.40 ($/bbl)	200 bbl	April 1, 2011 – December 31, 2011
Fixed	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
(1)	Conversion rates of 1.0350 mmbtu per mcf.

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received.  On an overall basis, royalties increased in 2010 compared to 2009 due to higher commodity prices for both oil and natural gas.  As a percentage of revenue before mark-to-market adjustments, royalties were 20% for 2010 compared to 19% for 2009.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Royalties	6,963	8,549	(19%)	29,330	26,570	10%
As a percentage of revenues before mark-to-market adjustments	20%	23%		20%	19%
Royalties per boe ($)	8.77	9.70	(10%)	8.81	7.37	20%

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31, 2010		Year ended December 31, 2010
	Canada	U.S.	Canada	U.S.
Royalties	2,989	3,974	13,890	15,440
As a percentage of revenues before mark-to-market adjustments	17%	22%	18%	23%
Royalties per boe ($)	9.13	8.52	9.32	8.40

During the three months ended December 31, 2010, royalties decreased 19% to $7.0 million from $8.5 million from the same period in 2009 primarily as a result of a 10% decrease in production and lower royalty rates on horizontal oil wells drilled in Canada during 2010.  The horizontal oil wells are charged a 5% Alberta Crown royalty for the first 18-36 months depending on their total depth.  Q4 2010 royalties increased 5% compared to Q3 2010 royalties of $6.6 million due to higher oil and NGL revenues in Q4 2010.

During 2010, royalties increased 10% to $29.3 million from $26.6 million in 2009 primarily as a result of the higher prices received for oil, NGLs and natural gas during 2010 compared to 2009 which was partially offset by the lower royalty rates on the horizontal oil wells drilled in Canada during 2010.

During 2011, royalty rates as a percentage of revenues are expected to slightly decrease compared to 2010 due to the planned drilling of horizontal wells in Canada.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Production expense	8,469	8,948	(5%)	35,826	39,659	(10%)
Non-cash gain (loss) from power contracts	-	89	(100%)	-	(449)	(100%)
Cash production costs	8,469	9,037	(6%)	35,826	39,210	(9%)
Production expense per boe ($)	10.67	10.15	5%	10.76	11.00	(2%)
Non-cash gain (loss) from power contracts per boe ($)	-	0.10	(100%)	-	(0.12)	(100%)
Cash production costs per boe ($)	10.67	10.25	4%	10.76	10.88	(1%)

For the three months ended December 31, 2010, cash production costs decreased 6% to $8.5 million from $9.0 million from the same period in 2009 primarily due to the decrease in production.  Cash production costs on a per boe basis increased 4% to $10.67 per boe compared to $10.25 per boe for the same period in 2009 and decreased 14% compared to $11.88 per boe in Q3 2010.

For 2010, cash production costs decreased 9% to $35.8 million from $39.2 million in 2009 primarily due to the decrease in production.  Cash production costs per boe were flat at $10.76 per boe compared to $10.88 per boe in 2009 as the Company maintains a disciplined approach to cost management.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended December 31, 2010		Year ended December 31, 2010
	Canada	U.S.	Canada	U.S.
Cash production costs	5,669	2,800	25,364	10,462
Cash production costs per boe ($)	17.32	6.00	17.03	5.69

Canadian Operations

In Canada for the three months ended December 31, 2010, cash production costs decreased by 8% to $5.7 million from $6.2 million during the same period in 2009 which is mainly due to the 9% decrease in production in Q4 2010 compared to Q4 2009.  On a per boe basis, cash production costs remained relatively flat at $17.32 per boe versus $17.17 per boe in Q4 2009 and decreased 10% compared to $19.16 per boe in Q3 2010 due to the Cardium and Viking light oil resource plays that have operating costs in the $10.00 to $15.00 per boe range.  Continued new volumes coming on stream from production additions in the Cardium and Viking resource plays should continue to improve the overall per boe operating costs in the future.

On an overall cost basis, 2010 cash production costs increased by 4% to $25.4 million compared to $24.3 million in 2009 which is primarily due to the 2009 production costs being reduced by a $1.1 million insurance settlement dating back to a claim from 2007.  On a per boe basis they increased by 13% to $17.03 per boe versus $15.09 per boe in 2009 primarily due to the insurance settlement and the 8% decrease in production in 2010 compared to 2009.

U.S. Operations

In the U.S. for the three months ended December 31, 2010, cash production costs decreased by 3% to $2.8 million from $2.9 million and on a per boe basis they increased by 9% to $6.00 per boe versus $5.48 per boe during the same period in 2009.  The increase on a per boe basis is mainly due to 11% decrease in production.  The Q4 2010 production costs per boe decreased by 4% compared to Q3 2010 production costs of $6.23 per boe mainly due to a 3% increase in production.
In the U.S. for 2010 cash production costs decreased by 30% to $10.5 million from $14.9 million during 2009 and on a per boe basis they decreased 24% to $5.69 per boe versus $7.47 per boe during 2009 primarily due to decreasing water disposal volumes.  Total water disposal volumes decreased by 37% from 2009 to 2010.

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Transportation expense	629	523	20%	2,370	2,519	(6%)
Transportation expense per boe ($)	0.79	0.59	34%	0.71	0.70	1%

For the three months ended December 31, 2010, transportation costs increased 34% to $0.79 per boe from $0.59 per boe in Q4 2009 and increased 27% from $0.62 per boe in Q3 2010.  The increase in transportation expense is due to the production from Equal’s new oil wells drilled in 2010 being transported by truck.

For 2010, transportation costs were flat at $0.71 per boe from $0.70 per boe in 2009.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) increased by 22% in 2010 compared to 2009 on a total dollar basis and increased by 33% on a per boe basis.

General and Administrative Expense (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Gross G&A expense	7,693	5,137	50%	24,392	20,103	21%
Capitalized	(95)	(299)	(68%)	(1,530)	(1,153)	33%
Recoveries	(1,300)	(551)	136%	(3,635)	(3,243)	12%
G&A expense	6,298	4,287	47%	19,227	15,707	22%
G&A expense per boe ($)	7.93	4.86	63%	5.78	4.36	33%

For the three months ended December 31, 2010, G&A costs were $7.93 per boe compared to $4.86 per boe during the same period in 2009.  The increase in G&A is primarily due to legal fees related to the claims against Equal made by a joint venture participant in Oklahoma which totalled $4.4 million ($5.56 per boe) during the quarter which were partially offset by cost reduction in other areas.

For 2010, G&A costs were $5.78 per boe compared to $4.36 per boe in 2009.  The increase in G&A is primarily due to the legal fees related to defending claims made against Equal by a joint venture participant in Oklahoma which totalled $6.0 million ($1.81 per boe) and the costs associated with the Plan of Arrangement which totalled $0.9 million ($0.28 per boe) during the year which were partially offset by Equal’s focus on G&A cost reduction.

Equal anticipates that the G&A costs will decrease on an overall and per boe basis since the legal proceedings with the joint venture participant are expected to be completed in the first half of 2011 and the Plan of Arrangement was a one-time cost.

INTEREST EXPENSE

Interest expense for 2010 was $13.5 million which was comprised of interest on long-term debt of $2.4 million and interest on convertible debentures of $11.9 million less interest income of $0.7 million.  The increase in interest expense in 2010 compared to 2009 is primarily due to the decrease in interest income which is offset against the total expense.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Cash interest expense on long-term debt	461	713	(35%)	2,364	2,814	(16%)
Cash interest expense on convertible debentures	2,398	2,403	0%	9,684	9,719	0%
Cash interest income	(30)	(542)	(94%)	(748)	(2,960)	(75%)
Subtotal cash interest expense	2,829	2,574	10%	11,300	9,573	18%
Non-cash interest expense on convertible debentures	564	525	7%	2,238	1,888	19%
Total interest expense	3,393	3,099	9%	13,538	11,461	18%
Cash interest expense per boe on long-term debt ($)	0.58	0.81	(28%)	0.71	0.78	(9%)
Cash interest expense per boe on convertible debentures ($)	3.02	2.73	11%	2.91	2.70	8%
Cash interest income per boe ($)	(0.04)	(0.62)	(94%)	(0.22)	(0.82)	(73%)
Total cash interest expense per boe ($)	3.56	2.92	22%	3.40	2.66	28%

For the three months ended December 31, 2010, interest expense on long-term debt decreased 35% to $0.5 million from $0.7 million in Q4 2009 due to lower debt levels and was relatively consistent compared to $0.5 million in Q3 2010.

For 2010, interest expense on long-term debt decreased 16% to $2.4 million from $2.8 million in 2009 due to lower debt levels and lower borrowing rates on the bank credit facility.

Equal’s long-term debt balance at December 31, 2010 was $24.9 million compared to $70.0 million at the end of 2009.  The average interest rate on long-term debt for 2010 was 4.83% and the rate as of March 22, 2011 is approximately 3.78%.

The cash interest expense on convertible debentures for the three months and year ended December 31, 2010 were comparable to the same periods in 2009.

Interest income for the Q4 2010 decreased 94% to $30 thousand from $0.5 million for the same period in 2009.  Interest income for 2010 decreased 75% to $0.7 million from $3.0 million in 2009 and decreased 85% compared to $0.2 million during Q3 2010.  The decreases for the three months and year ended December 31, 2010 compared to the same periods in 2009 are due to uncertainty of the collectability of the interest component on a long-term receivable from a joint venture participant who filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in May 2010.  Due to this uncertainty, no interest income was accrued after May 2010 on amounts owing from the joint venture participant.

SHARE-BASED COMPENSATION EXPENSE

Share-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Gross share-based compensation expense	675	690	(2%)	3,934	3,843	2%
Capitalized	(73)	(1)	100%	(298)	(263)	13%
Share-based compensation expense	602	689	(13%)	3,636	3,580	2%
Share-based compensation expense per boe ($)	0.76	0.78	(3%)	1.09	0.99	10%

For the three months ended December 31, 2010, non-cash share-based compensation expense was $0.6 million compared to $0.7 million for the same period in 2009 and $0.7 million in Q3 2010.

For 2010, non-cash share-based compensation expense was $3.6 million which is unchanged from $3.6 million in 2009.

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

Depletion, Depreciation and Accretion (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
DD&A	15,389	19,597	(21%)	75,286	86,877	(13%)
DD&A per boe ($)	19.38	22.23	(13%)	22.62	24.10	(6%)

For the three months ended December 31, 2010, DD&A expenses decreased 21% to $15.4 million compared to $19.6 million in both Q4 2009 and Q3 2010.  The decrease in DD&A expenses in Q4 2010 compared to Q4 2009 is mainly due to the decrease in production and increase in proved reserves at low finding and development costs from the Cardium, Viking and Hunton resource plays.  DD&A expenses on a per boe basis decreased 13% to $19.38 per boe during Q4 2010 compared to $22.23 per boe in Q4 2009 due to the increase in proved reserves at low finding and development costs from the Cardium, Viking and Hunton resource plays.

For 2010, DD&A expenses decreased by 13% to $75.3 million compared to $86.9 million in 2009.  The decrease in DD&A expenses in 2010 compared to 2009 is mainly due to the decrease in production during the year.  DD&A expenses on a boe basis decreased 6% to $22.62 in 2010 from $24.10 per boe in 2009 due to the increase in proved reserves at low finding and development costs from the Cardium, Viking and Hunton resource plays.

Ceiling Test

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects.  When required the cash flows are estimated using expected future product prices and costs which are discounted using a risk-free interest rate.

Equal completed ceiling test calculations for the Canadian and U.S. cost centers as at December 31, 2010 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in an impairment of the Canadian cost center or the U.S. cost center.

FOREIGN EXCHANGE

For 2010, there was a foreign exchange gain of $1.3 million compared to a loss of $1.4 million in 2009.

TAXES

For the year ended December 31, 2010, the future income tax reduction was $1.3 million compared to the future income tax reduction of $17.6 million in the same period in 2009.  The federal and provincial statutory rate was 28.2% at December 31, 2010 compared to an effective tax rate of 1.7%.  The primary reason for the variance in the effective tax rate and the statutory tax rate is the result of the non-deductible share-based compensation, the difference between the U.S. and Canadian tax rates, foreign exchange rate differences and the Company reorganized its Canadian and U.S. operations.

LOSS

For 2010, the loss was $34.5 million (loss of $1.40 per share) compared to a loss of $41.3 million (loss of $1.95 per share) in 2009.  The decrease in the loss in 2010 compared to 2009 was the result of an increase in the price for oil and NGLs, decrease in DD&A and production costs which were partially offset by lower production and higher royalties and G&A costs.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as cash flow netback, funds from operations and working capital including long-term debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for Equal.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.

Cash Flow Netback

Management uses cash flow netback to analyze the profitability of its operations.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the table below:

Cash Flow Netback (in thousand of Canadian dollars, except for per share and per boe amounts)
	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
Loss	(19,557)	(8,939)	(34,536)	(41,282)
Future income taxes (reduction)	8,654	9	(1,279)	(17,594)
Foreign exchange loss	54	850	383	1,159
Depletion, depreciation and accretion	15,389	19,597	75,286	86,877
Non-cash interest expense	564	525	2,238	1,888
Share based compensation expense	602	689	3,636	3,580
Unrealized mark-to-market loss (gain) on commodity contracts	3,632	1,182	912	14,127
Provision for non-recoverable receivables	-	(2,110)	-	(2,110)
Funds from operations	9,338	11,803	46,640	46,645
Total volume (mboe)	794	882	3,328	3,605
Cash flow netback (non-GAAP) ($ per boe)	11.76	13.38	14.01	12.94

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009
Cash provided by operating activities	10,341	22,853	34,436	51,470
Changes in non-cash working capital items	(1,302)	(10,516)	10,615	(5,248)
Asset retirement costs incurred	299	1,576	1,589	2,533
Provision for non-recoverable receivables	-	(2,110)	-	(2,110)
Funds from operations	9,338	11,803	46,640	46,645

For the three months ended December 31, 2010, funds from operations decreased by 21% to $9.3 million from $11.8 million in Q4 2009.  The decrease in funds from operations is primarily the result of legal fees related to the claims made against Equal by a joint venture participant in Oklahoma which totalled $4.4 million during the quarter which were partially offset by Equal’s focus on cost reduction and lower production costs.

In 2010, funds from operations were $46.6 million which was the same as in 2009.  The higher prices received for oil, NGLs and natural gas and lower production costs were partially offset by higher royalties, higher legal fees and lower interest income.

CAPITAL EXPENDITURES

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended December 31			Year ended December 31
	2010	2009	Change	2010	2009	Change
Capital expenditures	25,453	4,815	100%	77,678	22,206	250%
Acquisition funded by trust unit issuance	-	-	-	-	2,720	(100%)
Capital expenditures to be recovered	-	103	(100%)	-	1,744	(100%)
Amounts recovered under agreement	-	(2,592)	(100%)	(3,503)	(11,004)	(68%)
Dispositions	(40)	-	100%	(26,272)	-	100%
Total	25,413	2,326	100%	47,903	15,666	206%

During 2010, Equal’s net capital expenditures were $47.9 million, of which Equal spent $77.7 million in total capital expenditures, recovered $3.5 million from a capital recovery agreement and received $26.3 million from dispositions of non-core properties.

Expenditures in Canada for 2010 totaled $63.8 million and net proceeds from dispositions totaled $26.3 million.  The major components of these expenditures include:
•	$17.8 million on property and facility acquisitions;
•	$30.6 million on wells, drilling and workovers;
•	$9.7 million on land and seismic acquisition;
•	$4.3 million facilities and other equipment maintenance; and
•	$1.4 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

Expenditures in the U.S. for 2010 totaled $13.9 million of which the major expenditures include:
•	$5.6 million on acquiring additional working interest in wells from non-operated working interest partners;
•	$4.2 million related to wells, drilling and workovers;
•	$1.3 million on acquisitions of land for future development in Oklahoma;
•	$1.7 million on capital enhancements;
•	$0.6 million on inventory and other assets; and
•	$0.5 million related to the capitalization of certain G&A costs identified as attributable to exploration and development activities.

During 2010, Equal received a total of $3.5 million of principal repayments under a capital recovery agreement.

Equal’s near term drilling will be focused on light oil targets in Alberta-based Cardium and Viking resource plays which have operating margins significantly higher than its current average Canadian production.  With this focus on light oil, Equal expects its cash flow netback to improve as each well is drilled and brought online.  Drilling has also commenced in Oklahoma in Q1 2011 as Equal and a joint venture participant in Oklahoma have agreed that a farm-out agreement was terminated prior to the joint venture participant filing for bankruptcy protection, freeing the Company to resume drilling in the Hunton play without a partner.

During 2011, capital expenditures are expected to approximate funds from operations.  Equal operates all of its drilling and can dictate the pace and targets of its drilling programs, therefore, the Company can adjust quickly to the changes in commodity prices if necessary.  Equal has an extensive drilling inventory so it can increase capital spending in a higher commodity price environment and has the financial flexibility to do so with its credit facility.

Equal accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period.

BUSINESS RISKS

The disclosures under this heading should be read in conjunction with Note 12 to the consolidated financial statements.

In the current volatile economic and financial market conditions, Equal continually assesses its risks and manages those risks to the best of its abilities.  Equal is exposed to normal market risks inherent in the oil and natural gas business, including commodity prices, credit risk, financing risk, reserve estimates, foreign currency rates, acquisitions and environmental risk.  From time to time, Equal attempts to mitigate its exposure to these risks by using commodity hedging contracts and by other means.  These risks are described in more detail in Equal’s annual filings with securities regulatory authorities.

Commodity Prices

Commodity price fluctuations are among Equal’s most significant exposures.  Crude oil prices are influenced by worldwide factors such as supply and demand fundamentals, OPEC actions and political events.  Natural gas prices are influenced by oil prices, North American natural gas supply and demand factors including weather, storage levels and LNG imports.  In accordance with policies approved by the Board of Directors, Equal, from time to time, manages these risks through the use of fixed physical contracts, swaps, collars or other commodity contracts.  For a summary of outstanding oil and natural gas contracts, please refer to “Commodity Contracts” in this MD&A and in Note 12 to the consolidated financial statements.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations.  The receivables are principally with customers in the oil and natural gas industry and are subject to normal industry credit risk.  The Company continues to assess the strength of its counterparties and tries to do business with high quality companies with substantial assets.  The counterparties on the commodity contracts are large well financed entities.  Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited.

Financing Risk

Equal currently maintains a portion of its debt in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which have, for a number of years, been lower than longer-term rates.  In June 2010, Equal’s Bank Syndicate completed a borrowing base review and increased the borrowing base to $125.0 million.  The borrowing base was set based on Equal’s oil, NGL and natural gas reserves using the Bank Syndicate’s future commodity price deck at the time of review.  Equal’s syndicate of lenders, consisting of Bank of Nova Scotia, HSBC Bank Canada and Union Bank, has confirmed their $125.0 million credit facility commitment to Equal.

The next review of the bank credit facility is expected to be completed in June 2011 based on December 31, 2010 reserves.  Management does not expect any significant changes from this review.

Reserve Estimates

The reserves information contained in Equal’s independent reserve evaluations are estimates.  The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserve evaluators.  The reserve reports were prepared using certain commodity price assumptions.  If lower prices for oil, NGLs and natural gas are realized by Equal and substituted for the price assumptions utilized in those reserve reports, the present value of estimated future net cash flows for Equal’s reserves as well as the amount of Equal’s reserves would be reduced and the reduction could be significant.

Foreign Currency Rates

Equal’s U.S. operations accounted for 55% of Equal’s total 2010 production; therefore, fluctuations in the U.S. dollar to Canadian dollar exchange rate will impact the Company’s revenues due to the Company translating the revenues from the U.S. operations into Canadian dollars.  The Company also has commodity contracts denominated and settled in U.S. dollars.

Acquisitions

The price paid for acquisitions is based on engineering and economic estimates of the potential reserves made by independent engineers modified to reflect the technical views of management.  These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, NGLs and natural gas, future prices of oil, NGLs and natural gas and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves.  Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and Equal.  In particular, changes in the prices of and markets for oil, NGLs and natural gas from those anticipated at the time of making such assessments will affect the value of the units.  In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests.  Actual reserves could vary materially from these estimates.  Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to unitholders.

Environmental

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Equal or its working interests.  Such legislation may be changed to impose higher standards and potentially more costly obligations on Equal.  There is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.  Additionally, the potential impact on the Company’s operations and business of the Framework, with respect to instituting reductions of greenhouse gases, is not possible to quantify at this time as specific measures for meeting Canada’s commitments have not been developed.

Liquidity Risk

Liquidity risk is the risk that Equal is unable to meet its financial liabilities as they come due.  Management utilizes a long-term financial and capital forecasting program that includes continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, capital program levels are appropriate and financial covenants will be met.  In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of commodity hedging contracts to increase the predictability of cash flow from operating activities.  Additional information on specific instruments is discussed in the “Commodity Contracts” section, “Liquidity and Capital Resources” section and in Note 12 to the consolidated financial statements.

As of December 31, 2010, Equal has commitments for the following payments over the next five years:

Financial Instrument – Liability
(in thousands of Canadian dollars)	2011	2012	2013	2014 – 2015	Total
Long-term debt (1)	-	24,865	-	-	24,865
Interest on long-term debt (2)	748	374	-	-	1,122
Convertible debentures	80,127	39,648	-	-	119,775
Interest on convertible debentures (3)	9,681	1,635	-	-	11,316
Accounts payable & accrued liabilities	31,321	-	-	-	31,321
Due to JV Participant	10,046	-	-	-	10,046
Commodity contracts	743	-	-	-	743
Office leases (4)	1,787	1,232	1,188	2,190	6,397
Vehicle and other operating leases	250	71	10	4	335
Total obligations	134,703	67,825	1,198	2,194	205,920
(1)  Assumes the credit facilities are not renewed on June 24, 2011.
(2)  Assumes an interest rate of 3.01% (the rate on December 31, 2010).
(3)  Does not reflect the early redemption of the 8% convertible debentures subsequent to December 31, 2010
(4)  Future office lease commitments may be reduced by sublease recoveries totaling $0.7 million.

LIQUIDITY & CAPITAL RESOURCES

During 2010, Equal closed the sale of non-core sour gas assets which had net proceeds of $26.3 million and completed a bought deal equity offering which raised net proceeds of $35.6 million.  The proceeds from the sale of the non-core assets were used to pay down the bank debt and the proceeds from the equity offering were used to support the ongoing capital program; both of which give Equal additional financial flexibility.

On February 9, 2011, Equal issued $45.0 million of convertible unsecured junior subordinated debentures with a face value of $1,000 per debenture that mature on March 31, 2016 and bear interest at 6.75% per annum paid semi-annually on March 31 and September 30 of each year.  The 6.75% convertible debentures are convertible at the option of the holder into shares at any time prior to the maturity date at a conversion price of $9.00 per share.

Also on February 9, 2011, Equal issued a redemption notice to fully redeem its outstanding 8% convertible debentures whereby the outstanding principal amount $79.9 million were redeemed on March 14, 2011.  The proceeds from the 6.75% convertible debentures, in addition to the credit facility, were used to redeem the outstanding 8% convertible debentures.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  The Company finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of shares, debentures and borrowing from its credit facility.  The amount of equity Equal may raise through the issuance of shares depends on many factors including projected cash needs, availability of funding through other sources, share price and the state of the capital markets.  The Company believes its sources of cash, including bank debt and funds from operations, will be sufficient to fund its operations and anticipated capital expenditure program in 2011.  Equal’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Company will monitor commodity prices and adjust the 2011 capital expenditure program to stay within its means.  The Company operates all of its drilling programs and as a result, can control the pace and targets of its capital spending to react quickly to changes in cash flow to ensure ongoing financial flexibility.

Equal’s capital structure at December 31, 2010 is as follows:

	December 31, 2010		December 31, 2009
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Long-term debt	24,865	8%	70,000	24%
Working capital deficit (surplus)(1) excluding long-term debt	11,878	4%	(28,554)	(10%)
Working capital deficit (1) including long-term debt	36,743	12%	41,446	14%
Convertible debentures	117,019	36%	114,863	39%
Shares issued, at market (2)	169,584	52%	141,499	47%
Total capitalization	323,347	100%	297,808	100%
(1)	Working capital excludes deferred revenues, unrealized gains and losses on commodity contracts and future income taxes.
(2)	The market price of Equal’s shares on December 31, 2010 was $6.12 per share (December 31, 2009 – $6.54 per share per share restated for the three trust unit for one share exchange).

Long-term Debt

Long-term debt is represented by the amounts drawn on the Bank Credit Facility.  At December 31, 2010, Equal’s long-term debt was $24.9 million, a decrease of $45.1 million from $70.0 million at December 31, 2009.  Equal has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of $125.0 million.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	December 31, 2010	December 31, 2009
Interest coverage (1):
Cash flow over the prior four quarters	58,688	61,288
Interest expenses over the prior four quarters	12,048	12,533
Interest coverage ratio	4.87 : 1.00	4.89 : 1.00
(1)	These amounts are defined terms within the credit agreements.

Working Capital

Working capital decreased by $40.4 million from December 31, 2009 mainly due to a decrease in cash of $17.2 million, an increase in accounts payable of $3.3 million, the recognition of a payable to a joint venture participant pursuant to a court order (see “Subsequent Events”) of $10.0 million and a transfer to fixed assets of the current portion of long-term receivable ($11.2 million at December 31, 2009 due from a joint venture participant in Oklahoma) due to the uncertainty of its collection which were partially offset by an increase in accounts receivable of $1.2 million.

	As at
Working Capital (in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Working capital (deficit) (1)	(11,878)	28,544
(1)	Working capital excludes deferred revenues, commodity contracts and future income taxes.

Long-term Receivable

In 2006 Equal entered into a farm-out agreement with Petroflow Energy Ltd. and its subsidiaries (“JV Participant”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Participant paid 100% of the drilling and completion costs to earn 70% of Equal’s interest in each well.  Equal was required to build the infrastructure to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs incurred by Equal were recoverable from JV Participant over three years with interest charged at a rate of 12% per annum.  Infrastructure costs incurred by Equal were accounted for as a finance lease; therefore, the capital costs incurred were not included in property, plant and equipment but were recorded as current and long-term receivables.  The interest income on the long-term receivable was recorded as a reduction in interest expense.

In December 2009 Equal delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Participant.  JV Participant was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Equal but ceased drilling in February 2009 and had not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.

In April 2010, a notice of default was sent to JV Participant which accelerated the capital recovery amortization payments such that the entire receivable amount is due and payable.

In May 2010, JV Participant filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code; at which time, the Company stopped recording interest income on the long-term receivable.

In January 2011, Equal and JV Participant agreed that the farm-out agreement was terminated prior to JV Participant filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  The termination of the farm-out agreement allows Equal to pursue drilling in the Hunton resource play which was previously restricted by a bankruptcy court.  In March 2011, the bankruptcy court concluded that Equal retains ownership and control of the salt water disposal infrastructure and that Equal has the right to charge JV Participant for all salt water processed from the inception of each facility.  Equal is also required to reimburse JV Participant for certain amounts received as fees for access to the facilities.  On March 18, 2011, Equal and JV Participant agreed to a 30 day stay of proceedings on the bankruptcy court’s conclusion.

As a result of the bankruptcy court ruling, property, plant and equipment was increased by $30.3 million which was offset by the eliminations of the long-term receivable of $12.5 million and joint interest billing receivable from JV Participant of $5.9 million and the recognition of deferred revenues of $1.9 million and a payable of $10.0 million due to JV Participant.

Convertible Debentures

As at December 31, 2010, Equal had $117.0 million of convertible debentures outstanding with a face value of $119.8 million.  During Q3 2010, Equal made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.25% and 8.00% convertible debentures.  The normal course issuer bid is effective until August 5, 2011.  During 2010, $0.1 million of the 8% convertible debentures were purchased and cancelled pursuant to the normal course issuer bid.  There were no 8.25% convertible debentures cancelled pursuant to the normal course issuer bid in 2010.

The debentures have the following conversion prices:
•	ENT.DB – $27.75. Each $1,000 principal amount of ENT.DB debentures is convertible into approximately 36.04 Equal shares. Mature on December 31, 2011.
•	ENT.DB.A – $20.40. Each $1,000 principal amount of ENT.DB.A debentures is convertible into approximately 49.02 Equal shares. Mature on June 30, 2012.

As at December 31, 2010, Equal has issued capital of 27.7 million shares outstanding.  If all the outstanding convertible debentures were converted into shares at their respective conversion prices, a total of 32.5 million shares would be outstanding.

SUBSEQUENT EVENTS

In January 2011, Equal and JV Participant agreed that the farm-out agreement was terminated prior to JV Participant filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  The termination of the farm-out agreement allows Equal to pursue drilling in the Hunton resource play which was previously restricted by a bankruptcy court.  In March 2011, the bankruptcy court concluded that Equal retains ownership and control of the salt water disposal infrastructure and that Equal has the right to charge JV Participant for all salt water processed from the inception of each facility.  Equal is also required to reimburse JV Participant for certain amounts received for access to the facilities.  On March 18, 2011, Equal and JV Participant agreed to a 30 day stay of proceedings on the bankruptcy court’s conclusion.

On February 9, 2011, Equal issued $45.0 million of convertible unsecured junior subordinated debentures with a face value of $1,000 per debenture that mature on March 31, 2016 and bear interest at 6.75% per annum paid semi-annually on March 31 and September 30 of each year.  The 6.75% convertible debentures are convertible at the option of the holder into shares at any time prior to the maturity date at a conversion price of $9.00 per share.

On March 14, 2011, the outstanding $79.9 million in face value of 8.00% convertible unsecured debentures were redeemed for $83.2 million which included the early redemption premium and unpaid interest.  The redemption was funded by the issuance of the 6.75% convertible unsecured junior subordinated debentures and Equal’s credit facility.

RESERVES AND PRESENT VALUE SUMMARY

Equal complies with the National Instrument 51-101, issued by the Canadian Securities Administrators, in all its reserves related disclosures.

Proved Reserves (P90) - For reported reserves this means there must be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

Proved plus Probable (P50) - For reported reserves there must be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the proved plus probable reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of oil and gas activities by reporting issuers and elevate reserves reporting to a higher level of accountability.

Reserve volumes and values at December 31, 2010 are based on the interest in total proved and probable reserves prior to royalties as defined in NI 51-101.  Under NI 51-101 reserves definitions, estimates are prepared such that the full proved and probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "most likely case").  As such, the probable reserves reported are already "risked."

The reserves have been evaluated by independent engineers each year.  McDaniel and Associates Consultants Ltd. ("McDaniel") independently evaluated the Canadian reserves as at December 31, 2010 and 2009 and Haas Petroleum Engineering Services, Inc. (“Haas”) evaluated the Oklahoma reserves as at December 31, 2010 and 2009.  The reserve engineers evaluated 100% of the Company’s December 31, 2010 reserves.  The independent engineers used the following future price forecasts in order to evaluate Equal’s reserves as of December 31, 2010.

Year	WTI Oil ($U.S./bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/MMBtu)	Henry Hub ($U.S./Mmbtu)	Foreign Exchange Rate (US$/CAD)
2011	85.00	84.20	4.25	4.55	0.975
2012	87.70	88.40	4.90	5.30	0.975
2013	90.50	91.80	5.40	5.75	0.975
2014	93.40	94.80	5.90	6.30	0.975
2015	96.30	97.70	6.35	6.80	0.975
2016	99.40	100.90	6.75	7.35	0.975
Escalate Thereafter	Average 2% per year	Average 2% per year	Average 2% per year	Average 2% per year	0.975

Reserve Continuity - Oil and Gas (mboe)
	Proved	Probable	Total
December 31, 2008	19,636	7,264	26,900
Discoveries and extensions	128	31	159
Purchases	860	45	905
Production	(3,605)	-	(3,605)
Revision of prior estimates	5,319	1,568	6,887
December 31, 2009	22,338	8,908	31,246
Discoveries and extensions	2,166	1,002	3,168
Purchases	682	243	925
Dispositions	(803)	(623)	(1,426)
Production	(3,328)	-	(3,328)
Revision of prior estimates	4,797	(3,467)	1,330
December 31, 2010	25,852	6,063	31,915

By the end of 2010, total reserves increased by 2% to 31,915 mboe compared to 31,246 mboe from the start of the year.  The increase in the reserves is mainly due to the new wells drilled in the Lochend and Viking resource plays and positive revisions to the reserve estimates in the Hunton resource play.  The main factors contributing to the positive revisions were the increasing NGL yields from the Hunton assets and improved reservoir performance.

By the end of 2010, proved reserves increased by 16% to 25,852 mboe compared to 22,338 mboe from the start of the year which was mainly the result of Equal’s increased drilling in the Lochend and Viking resource plays and positive revisions from the increasing NGL yields from the Hunton assets and improved reservoir performance.

Finding and development (“F&D”) costs incurred over the last three years are highlighted below, along with the recycle ratios for each year.  Management uses the recycle ratio as a performance measure.  It is calculated by dividing the operating netback per boe of production by the cost per boe of finding and developing reserves.  A recycle ratio of one is considered a “break even point”, indicating that the cash flow from a unit of production is equal to the cost of finding and developing a unit of reserves.

Under NI 51-101, the methodology to be used to calculate F&D costs, includes incorporating changes in future development costs (“FDC”) required to bring the proved undeveloped and probable reserves to production.  For continuity the Company has presented F&D costs calculated both excluding and including FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Finding & Development Costs and Recycle Ratio
	Years Ended December 31			3-Year
(in $/boe, except for capital expenditures, FDC and reserves which are in thousands)	2010	2009	2008	Average
Capital expenditures (1)	54,522	16,445	37,054	36,687
Future Development Costs Proved	63,094	64,811	36,108	54,671
Proved Plus Probable	87,762	100,678	50,025	79,488
Reserves (2)
Proved reserves added in the year (mboe)	6,963	5,447	4,412	5,607
Probable reserves added in the year (mboe)	(2,465)	1,599	(428)	(431)
Proved plus probable reserves added in the year (mboe)	4,498	7,046	3,984	5,176

F&D costs (excluding FDC)
Proved reserves ($/boe)	7.83	3.02	8.40	6.54
Proved plus probable reserves ($/boe)	12.12	2.33	9.30	7.09

F&D costs (including FDC)
Proved reserves ($/boe)	8.03	9.17	6.61	8.04
Proved plus probable reserves ($/boe)	10.19	10.21	6.44	9.20

Recycle ratios
Operating netbacks ($/boe) (3)	22.90	20.02	36.87	26.83
Operating recycle ratio (based on proved plus probable reserves including FDC)	2.2	2.0	5.7	3.0
Corporate netbacks ($/boe) (4)	14.01	12.94	28.52	18.75
Corporate recycle ratio (based on proved plus probable finding costs including FDC)	1.4	1.3	4.4	2.1
(1)	Excludes acquisitions.
(2)	Includes revisions and excludes acquisitions.
(3)	Operating netbacks are production revenue less royalties and operating expenses.
(4)	Corporate netbacks are production revenue less royalties, operating expenses, G&A, interest expense and other cash costs.

Finding and development costs and recycle ratios are non-GAAP financial measures that may not be comparable to similar measures presented by other entities.

Equal’s 2010 proved plus probable F&D including the change in FDC was flat at $10.19 per boe from $10.21 per boe in 2009.

Equal Energy - Estimated Petroleum and Natural Gas Reserves and Net Present Value
December 31, 2010 (NPV in millions)
	Light/					Net Present Value
	Medium	Heavy		Natural		Before Income Tax ($)
	Oil	Oil	NGL	Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)	0%	5%	10%
Canadian Assets
Proved Producing	2,375	451	102	9,072	4,440	121,639	101,841	88,843
Proved Non-Producing	50	-	6	324	110	(3,279)	(3,001)	(2,694)
Proved Undeveloped	795	120	43	3,285	1,506	45,579	28,236	18,342
Total Proved	3,220	571	151	12,681	6,056	163,939	127,076	104,491
Total Probable	1,451	323	108	12,516	3,968	114,722	68,194	45,805
Total Proved & Probable	4,671	894	259	25,197	10,024	278,661	195,270	150,296
United States Assets
Proved Producing	645	-	5,586	38,474	12,643	372,726	269,772	208,631
Proved Non-Producing	-	-	100	575	196	5,249	3,723	2,767
Proved Undeveloped	-	-	2,950	24,045	6,957	179,687	115,517	76,239
Total Proved	645	-	8,636	63,094	19,796	557,662	389,012	287,637
Total Probable	3	-	983	6,651	2,095	62,916	42,943	31,080
Total Proved & Probable	648	-	9,619	69,745	21,891	620,578	431,955	318,717
Consolidated Assets
Proved Producing	3,020	451	5,688	47,546	17,083	494,365	371,613	297,474
Proved Non-Producing	50	-	106	899	306	1,970	722	73
Proved Undeveloped	795	120	2,993	27,330	8,463	225,266	143,753	94,581
Total Proved	3,865	571	8,787	75,775	25,852	721,601	516,088	392,128
Total Probable	1,454	323	1,091	19,167	6,063	177,638	111,137	76,885
Total Proved & Probable	5,319	894	9,878	94,942	31,915	899,239	627,225	469,013
(1)	The U.S. reserve report was converted to Canadian dollars using the Bank of Canada noon rate on December 31, 2010 of CAD$0.9946/US$1.00.

SHARE INFORMATION

Equal is capitalized through a combination of shares and convertible debt.  Equal also has a share option plan and restricted share plan.  The following table outlines the outstanding equity instruments:
Outstanding Share Data as at	March 22, 2011	December 31, 2010	December 31, 2009(1)
Shares	27,730,184	27,709,859	21,700,896
Share options	959,924	1,058,152	235,331
Restricted shares	464,578	507,759	534,730
6.75% Convertible debentures ($1,000 per debenture)	45,000	-	-
8.0% Convertible debentures ($1,000 per debenture)	-	80,127	80,210
8.25% Convertible debentures ($1,000 per debenture)	39,580	39,648	39,648
(1) Restated to reflect the three for one exchange of trust units for common shares.

OUTLOOK

Equal intends to focus its 2011 capital expenditures on the Alberta-based Cardium and Viking high return light oil resource plays in order to increase its cash flow netback on a per boe basis.  Drilling will also resume in the Hunton resource play in Oklahoma since the farmout agreement with a joint venture participant in Oklahoma was acknowledged in Q1 2011 to have been terminated in 2010.  Since Equal is the operator of all of its potential drilling targets, it can adjust to commodity prices and dictate the pace of its drilling programs to match cash flows.  Equal intends to maintain its operational and financial discipline and has planned a capital spending program of approximately $60 million to match estimated funds from operations in order to retain financial flexibility.

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2010, an internal evaluation was carried out of the effectiveness of Equal’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.  Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that Equal files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by Equal in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to Equal’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Management has assessed the effectiveness of Equal’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings.  The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management concluded that Equal’s internal control over financial reporting was effective as of December 31, 2010.  The effectiveness of Equal’s internal control over financial reporting as of December 31, 2010 has been audited by KPMG LLP, an independent registered public accounting firm.  No changes were made to Equal’s internal control over financial reporting during the year ending December 31, 2010, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

CHANGES IN ACCOUNTING POLICIES

The following new Canadian standards are effective January 1, 2011.

CICA 1582 “Business Combinations”, which replaces the previous business combinations standard.  The standard requires assets and liabilities acquired in a business combination, consideration paid, contingent consideration and certain acquired contingencies to be measured at fair value on the date of acquisition.  In addition, acquisition related and restructuring costs are recognized separately from the business combination and are included in the statement of income.  The adoption of this standard impacts the accounting treatment of business combinations entered on or after January 1, 2011.

CICA 1601 "Consolidated Financial Statements" establishes the requirements for the preparation of consolidated financial statements.  The adoption of this standard had no material impact on Equal’s financial statements.

International Financial Reporting Standards

As a publicly accountable entity, Equal is required to apply IFRS, in full and without modification, for financial periods beginning on January 1, 2011.  The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.  Equal’s transition to IFRS continues to progress according to plan for the 2011 financial reporting requirements.

On adoption of IFRS certain financial statement adjustments are required to be made retroactively against opening retained earnings (accumulated deficit) as at January 1, 2010.  However, IFRS 1 – ‘‘First time adoption of international financial reporting standards’’ provides entities adopting IFRS certain optional exemptions to the general requirement for full retroactive application of IFRS.  Equal expects to apply the following exemptions:

•
Property, Plant and Equipment (‘‘PP&E’’) – Equal will apply the exemption that allows entities that follow the Canadian GAAP full cost accounting guideline to allocate their historic net PP&E to Cash Generating Units (‘‘CGU’s’’) on the date of transition.  Equal has allocated the PP&E into five Cash Generating Units (“CGUs”) in Canada and one CGU in the United States, based on proved plus probable reserve volumes as at January 1, 2010.

•
Business Combinations – IFRS 1 provides an optional exemption to the requirement to retroactively restate any past business combinations recorded under Canadian GAAP.  Equal will apply this exemption and therefore will not be retroactively restating past business combinations.

•	Borrowing Costs – Equal will apply the IFRS 1 exemption which allows an entity to be exempt from capitalizing interest on qualifying assets where active development commenced before January 1, 2010.

•
Cumulative Translation Adjustment (‘‘CTA’’) – IFRS 1 provides an optional exemption to the requirement to retroactively restate CTA and allows entities to set CTA to zero at the date of transition.  Equal will apply this exemption and set CTA to zero at January 1, 2010 which will result in an increase to the accumulated deficit of approximately $22.5 million.

The following is a listing of key areas where accounting policies differ and where accounting policy decisions are necessary that will impact our reported financial position and results of operations:

•
Exploration and Evaluation (“E&E”) expenditures – Upon transition to IFRS, Equal will reclassify all E&E expenditures that are currently recognized as PP&E to E&E assets.  This consists of the carrying value of certain undeveloped land that relates to exploration properties.  E&E assets will not be amortized and must be assessed for impairment when indicators suggest the possibility of impairment as well as upon transition to PP&E.  Equal has identified approximately $4.8 million of its property, plant and equipment that meets the criteria to be classified as E&E in the opening balance sheet prepared under IFRS as at January 1, 2010.

•
Impairment of PP&E assets – Canadian GAAP generally uses a two-step approach to impairment testing; first comparing asset carrying values with undiscounted future cash flows to determine whether an impairment exists, and then measuring impairment by comparing asset carrying values to their fair value (which is calculated using discounted cash flows).  Under Canadian GAAP, Equal includes all assets in one of two full cost pools, being Canada and the United States.

IFRS uses a one-step approach for testing and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use.  Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under Canadian GAAP resulting in impairment testing being done at the CGU level.

These differences may potentially result in impairment charges where the carrying value of assets were previously supported under Canadian GAAP by consolidated undiscounted cash flows, but could not be supported by cash flows determined on a more granular discounted basis.

At January 1, 2010 preliminary impairment tests were performed in accordance with IFRS which indicated impairments of approximately $41.4 million in PP&E in the Canadian CGUs with the offset recorded to opening retained earnings (accumulated deficit).  The impairment test has not been audited and is subject to change.
•
Calculation of depletion expense for PP&E assets – Upon transition to IFRS, Equal has the option to calculate depletion using a reserve base of proved reserves or proved plus probable reserves, as compared to the Canadian GAAP method of calculating depletion using proved reserves only.  Equal plans to determine its depletion expense using proved plus probable reserves as its depletion base.

•
Equal’s former trust indenture – Under IFRS, prior to Equal converting to a corporate structure from a trust structure, Equal’s former trust indenture required that its unitholders’ capital be classified as long-term debt on the balance sheet.  Under Canadian GAAP, the unitholders’ capital was classified as equity.  At January 1, 2010, unitholders’ capital of $674.1 million is classified as long-term debt.

•
Unit issue costs – Under IFRS, since Equal’s former trust units were classified as long-term debt, the unit issue costs are amortized over the period of the debt.  At January 1, 2010, unitholders’ capital was increased by $8.8 million to reflect the amortization of the unit issue costs with the offset recorded to opening retained earnings (accumulated deficit).

•
Equity-based compensation – Under IFRS, as a result of the trust structure, the Company is required to record its equity-based compensation plans as if they were liability-settled.  As such, under IFRS, the liability is re-valued at each balance sheet date.  Under Canadian GAAP, the equity-based compensation was recorded using the equity-settled method.  At January 1, 2010, the equity-based compensation liability was $1.9 million to reflect the value of Equal’s long-term incentive plans and the $11.1 million contributed surplus balance was eliminated with the offsets recorded in opening retained earnings (accumulated deficit).

•
Convertible debentures – Under IFRS, since Equal’s former trust indenture requires it to record its unitholders’ capital as a long-term liability, it is required to revalue the convertible debentures at each balance sheet date to their fair value.  Under Canadian GAAP, the convertible debentures were bifurcated between their liability and equity components with the liability components subsequently accreted to their face value at maturity.  At January 1, 2010, Equal’s convertible debentures will decrease $0.1 million to $114.8 million as the liabilities are revalued to reflect their fair values and the $4.0 million equity component of the convertible debentures is eliminated with the offsets recorded to opening retained earnings (accumulated deficit).

•
Asset retirement obligation – Under IFRS, Equal is required to revalue its entire liability for asset retirement costs at each balance sheet date using a current liability-specific discount rate, which can generally be interpreted to mean the current risk-free rate of interest.  Under Canadian GAAP, obligations are discounted using a credit-adjusted risk-free rate and, once recorded, the asset retirement obligation is not adjusted for future changes in discount rates.  At January 1, 2010, Equal’s total of its asset retirement obligations will increase $3.9 million to $25.0 million as the liability is revalued to reflect the estimated risk free rate of interest at that time of 4.08% with the offset recorded to opening retained earnings (accumulated deficit).

•
Deferred taxes – Under IFRS, entities that are subject to different tax rates on distributed and undistributed income must calculate deferred taxes using the undistributed profits rate.  As a result of using the undistributed profits rate and other IFRS adjustments, Equal will record a reduction in its deferred tax liability of $14.6 million upon transition to IFRS with the offset recorded to opening retained earnings (accumulated deficit).

A Canadian GAAP and IFRS reconciliation of Equal’s January 1, 2010 Balance Sheet and Equity is presented below.  The adjustments and resulting IFRS amounts are unaudited and subject to change.

($ millions)	Canadian GAAP	IFRS Adjustments	IFRS
Current assets	57.5	-	57.5
Long-term assets	404.8	(41.4)	363.4
Total assets	462.3	(41.4)	420.9
Current liabilities	28.8	(0.1)	28.7
Long-term liabilities	214.5	675.2	889.7
Equity	219.0	(716.5)	(497.5)
Total liabilities and equity	462.3	(41.4)	420.9

In addition to accounting policy differences, Equal’s transition to IFRS is expected to impact its internal controls over financial reporting, disclosure controls and procedures, certain of Equal’s business activities and IT systems as follows:
•
Internal controls over financial reporting (“ICFR”) – Equal is currently in the process of reviewing its ICFR documentation and is identifying instances where controls must be amended or added in order to address the accounting policy changes required under IFRS.  No material changes in control procedures are expected as a result of transition to IFRS.

•
Disclosure controls and procedures – Equal has assessed the impact of transition to IFRS on its disclosure controls and procedures and has not identified any material changes required in its control environment.  It is expected that there will be increased note disclosure around certain financial statement items than what is currently required under Canadian GAAP.  Equal is currently drafting its IFRS note disclosure in accordance with current IFRS standards and continues to monitor requirements put forth by the IASB in discussion papers and exposure drafts for future disclosure requirements.  Throughout the transition process, Equal has carefully considered its stakeholders’ information requirements and will continue to ensure that adequate and timely information is provided to meet these needs.

•
Business activities – Equal has been cognizant of the upcoming transition to IFRS and based on the changes to Equal’s accounting policies, no issues are expected to arise with the existing debt covenants and related agreements.

•
IT systems – Equal has completed the accounting system updates required in order to prepare for IFRS reporting.  The modifications were not significant, however, deemed critical in order to allow for reporting of both Canadian GAAP and IFRS statements in 2010 as well as the modifications required to track PP&E and E&E expenditures at a more granular level of detail for IFRS reporting.

CRITICAL ACCOUNTING ESTIMATES

Equal has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Equal’s financial and operating results incorporate certain estimates including:
•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;
•	estimated capital expenditures on projects that are in progress;
•	estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that Equal expects to recover in the future;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;
•	outcome of the settlement with the Joint Venture Participant; and
•	estimated future recoverable value of property, plant and equipment.

Equal has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Equal leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Equal staff to make the best decisions possible and ensuring those decisions are in compliance with Equal’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Equal Energy Ltd. can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.equalenergy.ca.

GLOSSARY
AECO	a storage and pricing hub for Canadian natural gas market	mcf per day	thousands of cubic feet of natural gas per day
bbl or bbls	barrels of oil	mmbtu	millions of British Thermal Shares
bbls per day	barrels of oil per day	mmbtu per day	millions of British Thermal Shares per day
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmcf	millions of cubic feet of natural gas
boe per day	barrels of oil equivalent per day	Mwh	megawatt-hour
Cdn$	Canadian dollars	NGL	natural gas liquids (ethane, propane, butane and condensate)
FD&A	Finding Development & Acquisition Costs	NI 51-101	National Instrument 51-101
FDC	Future Development Costs	NYMEX	New York Mercantile Exchange
GAAP	Canadian Generally Accepted Accounting Principles	Q1	first quarter of the year - January 1 to March 31
GJ	Gigajoule	Q2	second quarter of the year - April 1 to June 30
GORR	Gross overriding royalty	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)
mcf	thousand cubic feet of natural gas

Management’s Responsibility on Financial Statements

In management’s opinion, the accompanying consolidated financial statements of Equal Energy Ltd. (the ‘‘Company’’) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 22, 2011. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by KPMG LLP, independent auditors of the Company. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Auditors’ Report of Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the independent auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

Signed “Don Klapko”                                                   Signed “Wendell Chapman”

President and Chief Executive Officer                      Senior Vice President, Finance and Chief Financial Officer

Calgary, Alberta
March 22, 2011

To the Shareholders and Board of Directors of Equal Energy Ltd.

We have audited the accompanying consolidated financial statements of Equal Energy Ltd. (“the Company”), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of loss and comprehensive loss, and cash flow for years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 22, 2011

EQUAL ENERGY LTD.
CONSOLIDATED BALANCE SHEETS

As at December 31 (in thousands of Canadian dollars)	2010	2009

Assets
Current assets
Cash and cash equivalents	2,505	19,680
Accounts receivable (notes 4 and 12)	24,891	23,677
Prepaid expenses, deposits and other	2,093	1,998
Current portion of long-term receivables (note 4)	-	11,196
Commodity contracts (note 12)	81	993
Future income tax asset (note 9)	187	-
	29,757	57,544
Long-term receivable (note 4)	-	5,491
Property, plant and equipment (note 5)	397,997	399,237
	427,754	462,272

Liabilities
Current liabilities
Accounts payable and accrued liabilities	31,321	27,997
Due to JV Participant (note 4)	10,046	-
Deferred revenues (note 4)	1,926	-
Commodity contracts (note 12)	743	755
Future income tax liability (note 9)	-	69
	44,036	28,821
Long-term debt (note 6)	24,865	70,000
Convertible debentures (note 7)	117,019	114,863
Asset retirement obligations (note 8)	21,221	21,055
Future income tax liability (note 9)	7,101	8,487
	214,242	243,226

Shareholders’ equity (notes 1 and 10)
Common shares	259,055	-
Unitholders’ capital	-	674,106
Equity component of convertible debentures (note 7)	3,949	3,951
Contributed surplus	12,321	11,064

Accumulated other comprehensive loss (note 11)	(33,624)	(22,474)
Deficit (note 1)	(28,189)	(447,601)
	(61,813)	(470,075)
	213,512	219,046

	427,754	462,272
Commitments and contingencies (notes 14 and 15)
Subsequent events (note 19)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Signed “Peter Carpenter”            Signed “Victor Dusik”
Director                                                      Director

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

2010	For the year ended December 31 (in thousands of Canadian dollars except per share amounts)		2009
Revenues
Oil and natural gas	137,675	124,611
Realized gain on commodity contracts (note 12)	6,038	15,895
Unrealized gain/(loss) on commodity contracts (note 12)	(912)	(13,678)
Royalties	(29,330)	(26,570)
	113,471	100,258
Expenses
Production	35,826	39,659
Transportation	2,370	2,519
General and administrative	19,227	15,707
Recovery of receivables	-	(2,110)
Interest expense (note 13)	13,538	11,461
Share-based compensation expense (note 10)	3,636	3,580
Depletion, depreciation and accretion (notes 5 and 8)	75,286	86,877
Foreign exchange (gain) loss		(1,290)	1,441
		148,593	159,134
Loss before income taxes		(35,122)	(58,876)

Income taxes (note 9)
Current	693	-
Future taxes reduction	(1,279)	(17,594)
	(586)	(17,594)

Loss	(34,536)	(41,282)

Other comprehensive loss
Foreign currency translation adjustment (note 11)	(11,150)	(40,945)
Comprehensive loss	(45,686)	(82,227)

Loss per share (note 10) – Basic and diluted	(1.40)	(1.95)

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars)

Deficit, beginning of year	(447,601)	(406,319)
Reduction of deficit on Arrangement (note 1)	453,948	-
Loss	(34,536)	(41,282)
Deficit, end of year	(28,189)	(447,601)
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (in thousands of Canadian dollars)	2010	2009
Cash provided by (used in):
Operating
Loss	(34,536)	(41,282)
Depletion, depreciation and accretion (notes 5 and 8)	75,286	86,877
Future taxes (reduction) (note 9)	(1,279)	(17,594)
Unrealized commodity contracts loss (note 12)	912	14,127
Foreign exchange loss	383	1,159
Share-based compensation (note 10)	3,636	3,580
Non-cash interest expense on convertible debentures	2,238	1,888
Cash paid on asset retirement obligations (note 8)	(1,589)	(2,533)
	45,051	46,222
Changes in non-cash working capital items (note 16)	(10,615)	5,248
	34,436	51,470
Financing
Repayment of long-term debt (note 6)	(43,630)	(25,466)
Redemption of convertible debentures	(82)	(147)
Issue of shares, net of issuance costs (note 10)	35,641	-
	(8,071)	(25,613)
Investing
Property, plant and equipment additions	(77,678)	(22,206)
Capital expenditure to be recovered (note 4)	-	(1,744)
Repayment of long-term receivable (note 4)	3,503	11,004
Proceeds on disposal of property, plant andequipment	26,272	-
Changes in non-cash working capital items (note 16)	5,189	(5,345)
	(42,714)	(18,291)
Foreign exchange on financial balances	(826)	(1,524)
Change in cash and cash equivalents	(17,175)	6,042
Cash and cash equivalents, beginning of year	19,680	13,638
Cash and cash equivalents, end of year	2,505	19,680
 See accompanying notes to the consolidated financial statements.

1.	Structure of the business

The principal undertakings of Equal Energy Ltd. (“Equal” or the “Company”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto.

On May 31, 2010, Equal completed its previously announced arrangement to convert from an income trust to a corporation through a business combination pursuant to an arrangement under the Business Corporations Act (Alberta) and related transactions (the “Arrangement”).  Unitholders of Enterra Energy Trust (“Enterra” or the “Trust”) received one Equal common share for every three trust units held.  Enterra’s Board of Directors and management team continued as Equal’s Board of Directors and management team.  Immediately subsequent to the Arrangement, former Enterra unitholders held 100 percent of the equity in Equal and Equal effected an internal reorganization whereby, among other things, the Trust was dissolved and the Company received all of the assets and assumed all of the liabilities of the Trust.

The outstanding convertible debentures of the Trust were assumed by Equal as a result of the Arrangement and are convertible into common shares of the Company, rather than trust units of the Trust, at a conversion price of $27.75 per share for the 8% convertible debentures and $20.40 for the 8.25% convertible debentures.

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of any outstanding trust unit option, restricted unit and performance unit, the holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan and the Restricted Unit and Performance Unit Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Pursuant to the Arrangement, shareholders’ capital was reduced by the amount of the deficit of the Trust on May 31, 2010 of $453.9 million.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the effective date of the Arrangement reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.  Information herein with respect to Equal includes information in respect of the Trust prior to completion of the Arrangement to the extent applicable unless the context otherwise requires.

2.	Significant accounting policies

Management has prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).  The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements, and together with the following notes, should be considered an integral part of the consolidated financial statements.

(a)	Basis of accounting

Substantially all exploration, development and production activities related to the oil and gas business are conducted jointly with others and the accounts reflect only Equal’s interest therein.

(b)	Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and balances invested in short-term securities with original maturities less than 90 days at the date of acquisition.

(c)	Revenue recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from Equal to its customers based on contracts which establish the price of products sold and when collection is reasonably assured.

(d)	Petroleum and natural gas properties

Equal follows the “full cost” method of accounting for petroleum and natural gas properties.  All costs related to the exploration for and the development of oil and gas reserves are capitalized into one of two cost centers, Canada or the United States.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells and production equipment.

General and administrative costs are capitalized if they are directly related to development or exploration projects.

Proceeds from the disposal of oil and natural gas properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a 20% change in the depletion rate.

Repair and maintenance costs are expensed as incurred.

(e)	Impairment test

Equal places a limit on the carrying value of property and equipment referred to as the ceiling test.  The ceiling test is conducted separately for each cost center, Canada and the United States.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value of the cost center.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of petroleum and natural gas properties exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects.  The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

(f) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

The amounts recorded for depletion, depreciation and the asset retirement obligation are based on estimates.  The ceiling test calculation is based on estimates of reserves, oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

The amounts recorded for financial derivatives are based on estimates of the price for oil and natural gas in future periods.  These estimates are subject to fluctuations in market prices and will impact the consolidated financial statements of future periods.

(g) Depletion and depreciation

The provision for depletion of petroleum and natural gas properties is calculated, by cost center, using the unit-of-production method based on the Equal’s share of estimated proved reserves before royalties.  Natural gas reserves and production are converted to equivalent units of crude oil using their approximate relative energy content.

Office furniture and equipment is depreciated on a 20% declining balance basis.

(h) Asset retirement obligations

Equal initially recognizes a liability for the estimated fair value of the future retirement obligations associated with property and equipment.  The fair value of the estimated asset retirement obligations is recorded as a liability with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted on the unit-of-production method based on proved reserves.  Equal estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods.  This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied.  As time passes, the change in net present value of the future retirement obligation is expensed through accretion.  Retirement obligations settled during the period reduce the future retirement liability.

(i) Income taxes

Equal follows the asset and liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized based on the differences between the amounts reported in the financial statements and their respective tax bases, using enacted or substantively enacted income tax rates.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.  Future tax assets are recognized to the extent they are more likely than not to be realized.

(j) Financial instruments

 Equal has policies and procedures in place with respect to the required documentation and approvals for the use of derivative financial instruments and their use is limited to mitigating market price risk associated with expected cash flows.

Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument.  Measurement in subsequent years depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading  financial assets are measured at fair value and changes in
fair   value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income
(“OCI”) until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in net income; and held to maturity financial assets, loans and receivables and other financial liabilities are measured at amortized cost.  Equal currently has no held to maturity or available-for-sale financial assets.

 Cash and cash equivalents are designated as held-for-trading and are measured at cost, which approximates fair value due to the short-term nature of these instruments.  Accounts receivable are designated as loans and receivables.  Accounts payable and accrued liabilities, the liability component of convertible debentures and long-term debt are designated as other financial liabilities.  All commodity contract assets and liabilities are derivative financial instruments designated as held-for-trading.

(k) Share compensation plans

Equal has multiple share based compensation plans, which are described in Note 10.  Compensation expense associated with each share based compensation plan is recognized in earnings over the vesting period of the plan with a corresponding increase in contributed surplus.  Any consideration received upon the exercise of the share based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital.  Compensation expense is based on the estimated fair value of the share based compensation at the date of grant.

(l) Foreign currency transactions

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions.  Monetary assets and liabilities denominated in foreign currencies are reflected in the financial statements at the Canadian equivalent at the rate of exchange prevailing at the balance sheet date.  Gains and losses are included in earnings.

The U.S. subsidiaries of Equal are considered to be "self sustaining operations" and have a U.S. dollar functional currency.  As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity.

(m) Per share  amounts

Per share amounts are calculated using the weighted average number of shares outstanding.  Equal follows the treasury stock method to determine dilutive effect of options, warrants and other dilutive instruments.  Under the treasury stock method, only “in-the-money” dilutive instruments impact the diluted calculations.  Convertible debentures are included in the calculation of diluted income per share based on the number of shares that would be issued on conversion of the convertible debentures at the end of the year and an add-back of the associated interest expense for the year as long as the conversion results in dilution to Equal shareholders.

(n) Environmental liabilities

Equal records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated.  The estimates, including legal costs, are based on available information using existing technology and enacted laws and regulations.  The estimates are subject to revision in future periods based on actual costs incurred or new circumstances.  Any amounts expected to be recovered from others, including insurance coverage, are recorded as an asset separate from the associated liability.

(o) Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	New accounting standards

In October 2009, the Accounting Standards Board issued a third and final International Financial Reporting Standards (“IFRS”) Omnibus Exposure Draft confirming that publicly accountable enterprises will be required to apply IFRS, in full and without modification, for all financial periods beginning January 1, 2011.  The transition to IFRS at January 1, 2011 requires the restatement, for comparative purposes, of amounts reported by Equal for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

4.	JV Participant

In 2006 Equal entered into a farm-out agreement with Petroflow Energy Ltd. and its subsidiaries (“JV Participant”), a public oil and gas company, to fund the drilling and completion costs of the undeveloped lands in Oklahoma.  Per the agreement, JV Participant paid 100% of the drilling and completion costs to earn 70% of Equal’s interest in each well.  Equal was required to build the infrastructure to support these wells, such as pipelines and salt water disposal wells.  The infrastructure costs incurred by Equal were recoverable from JV Participant over three years with interest charged at a rate of 12% per annum.  Infrastructure costs incurred by Equal were accounted for as a finance lease; therefore, the capital costs incurred were not included in property, plant and equipment but were recorded as current and long-term receivables.  The interest income on the long-term receivable was recorded as a reduction in interest expense.

In December 2009 Equal delivered a notice of termination for non-performance under the terms of the farm-out agreement with JV Participant.  JV Participant was required to maintain a certain pace of drilling to continue its right to drill on lands owned by Equal but ceased drilling in February 2009 and had not indicated that it will be able to continue drilling with any certainty.  Final notice of termination of the farm-out agreement was delivered in January 2010.

In April 2010, a notice of default was sent to JV Participant which accelerated the capital recovery amortization payments such that the entire receivable amount is due and payable.

In May 2010, JV Participant filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code; at which time, the Company stopped recording interest income on the long-term receivable.

In January 2011, Equal and JV Participant agreed that the farm-out agreement was terminated prior to JV Participant filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  The termination of the farm-out agreement allows Equal to pursue drilling in the Hunton resource play which was previously restricted by a bankruptcy court.  In March 2011, the bankruptcy court concluded that Equal retains ownership and control of the salt water disposal infrastructure and that Equal has the right to charge JV Participant for all salt water processed from the inception of each facility.  Equal is also required to reimburse JV Participant for certain amounts received as fees for access to the facilities.  On March 18, 2011, Equal and JV Participant agreed to a 30 day stay of proceedings on the bankruptcy court’s conclusion.

As a result of the bankruptcy court ruling, property, plant and equipment was increased by $30.3 million which was offset by the eliminations of the long-term receivable of $12.5 million and joint interest billing receivable from JV Participant of $5.9 million and the recognition of deferred revenues of $1.9 million and a payable of $10.0 million due to JV Participant.

5.      Property, plant and equipment

(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Petroleum and natural gas properties, including production and processing equipment	1,139,381	1,076,903
Accumulated depletion and depreciation	(741,384)	(677,666)
Net book value	397,997	399,237

For the Canadian operations, at December 31, 2010, costs of undeveloped land and seismic of $19.0 million (December 31, 2009 - $9.8 million) were excluded from and $28.5 million (December 31, 2009 - $1.8 million) of future development costs were added for purposes of the calculation of depletion expense.  For the U.S. operations, at December 31, 2010, costs of undeveloped land of $12.8 million (December 31, 2009 – $10.3 million) were excluded from and $38.9 million (December 31, 2009 - $67.6 million) of future development costs were added for purposes of the calculation of depletion expense.

Depletion and depreciation expense related to the Canadian and the U.S. cost centers in 2010 were $45.4 million and $28.3 million respectively (2009 – $49.8 million and $35.3 million, respectively).

During 2010, $1.8 million of general and administrative expenses (2009 – $1.6 million) and $0.4 million (2009 – $0.3 million) of share-based compensation were capitalized and included in the cost of the petroleum and natural gas properties.

The following table summarizes the benchmark prices used in the ceiling test calculation. The petroleum and natural gas prices are based on the December 31, 2010 commodity price forecast of Equal’s independent reserve engineers.

Year	WTI Oil ($U.S./bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/MMbtu)	Henry Hub ($U.S./MMbtu)	Foreign Exchange Rate (US$/CAD)
2011	85.00	84.20	4.25	4.55	0.975
2012	87.70	88.40	4.90	5.30	0.975
2013	90.50	91.80	5.40	5.75	0.975
2014	93.40	94.80	5.90	6.30	0.975
2015	96.30	97.70	6.35	6.80	0.975
2016	99.40	100.90	6.75	7.35	0.975
Escalate Thereafter	Average 2% per year	Average 2% per year	Average 2% per year	Average 2% per year	0.975

Equal completed ceiling test calculations for the Canadian and U.S. cost centers at December 31, 2010 and 2009 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties.  The ceiling test calculations did not result in an impairment of the Canadian or U.S. cost centers.

6.      Long-term debt

(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Long-term debt	24,865	70,000

On June 25, 2010, the Company’s Bank Syndicate completed a review of the borrowing base which took into account the divesture on July 7, 2010 and increased the borrowing base to $125.0 million from $110.0 million.  The borrowing base is comprised of a $105.0 million revolving credit facility and a $20.0 million operating credit facility.  The next scheduled review of the borrowing base is anticipated to be completed in June 2011.  Changes to the amount of credit available may be made after these reviews are completed.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Equal.  The maturity date of the revolving and operating credit facilities is June 24, 2011 and should the lenders decide not to renew the facility, the debt must be repaid by June 24, 2012.

Interest rates and standby fees for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the interest rates based on Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rate plus 2.5% to 4.5% depending on the ratio of bank debt to cash flow.  For any unused balance of the credit facility, between 0.625% to 1.125% is charged as a standby fee which is recorded in interest expense.  As at December 31, 2010, the marginal interest rate and standby fee were 2.75% and 0.6875%, respectively.

As at December 31, 2010 all borrowings under the facilities were denominated in U.S dollars and interest was being accrued at a rate of 3.01% per annum (December 31, 2009 – all borrowings in Canadian dollars).  At December 31, 2010, letters of credit totaling $0.5 million reduced the amount that can be drawn under the operating credit facility.

Equal is required to maintain several financial and non-financial covenants.  The primary financial covenant is an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the year ended December 31, 2010, the interest coverage ratio was 4.90 (2009 – 4.89).  Equal is in compliance with the terms and covenants of the credit facilities as at December 31, 2010.

7.      Convertible debentures

(in thousands of Canadian dollars)	8% Series	8.25% Series	Total	Equity Component
Balance, December 31, 2008	76,962	36,458	113,420	3,977
Accretion	995	893	1,888	-
Converted	-	(298)	(298)	(22)
Redeemed	(117)	(30)	(147)	(4)
Balance, December 31, 2009	77,840	37,023	114,863	3,951
Accretion	1,185	1,053	2,238	-
Redeemed	(82)	-	(82)	(2)
Balance at December 31, 2010	78,943	38,076	117,019	3,949

The 8% and 8.25% convertible debentures mature on December 31, 2011 and June 30, 2012, respectively.

The 8% and 8.25% convertible debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at the conversion price of $27.75 and $20.40, respectively, per common share.

At the option of Equal, the repayment of the principal portion of the convertible debentures may be settled in common shares.  The number of common shares issued upon redemption by Equal will be calculated by dividing the principal by 95% of the weighted average trading price of common shares.  The 8% convertible debentures and the 8.25% convertible debentures were not redeemable on or before December 31, 2009 and June 30, 2010, respectively.  On or after January 1, 2010 and July 1, 2010, respectively, and prior to maturity, the debentures may be redeemed in whole or in part from time to time at the Company’s option on not more than 60 days and not less than 30 days notice, at a redemption price of $1,050 per convertible debenture after December 31, 2009 and June 30, 2010, respectively, on or before December 31, 2010 and June 30, 2011, respectively, at a redemption price of $1,050 per convertible debenture and on or after January 1, 2011 and July 1, 2011, respectively, and prior to maturity at a redemption price of $1,025 per convertible debenture, in each case, plus accrued and unpaid interest thereon, if any.

At December 31, 2010, the Company had $80.1 million in face value of 8% convertible debentures (2009 – $80.2 million) outstanding with an estimated fair value of $82.1 million (2009 - $77.0 million) and $39.6 million in face value of 8.25% convertible debentures (2009 – $39.6 million) outstanding with an estimated fair value of $40.4 million (2009 – $37.8 million).

During 2010, Equal made the necessary filings, and received the necessary approvals, to make a normal course issuer bid for its 8.25% convertible debentures and its 8.00% convertible debentures.  The normal course issuer bid is effective until August 5, 2011.

The outstanding 8% convertible debentures were redeemed subsequent to December 31, 2010 (Note 19).

8.      Asset retirement obligations

The asset retirement obligations were estimated by management based on Equal’s working interests in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred.  At December 31, 2010, the asset retirement obligation is estimated to be $21.2 million (December 31, 2009 – $21.1 million), based on a total future liability of $39.3 million (December 31, 2009 - $38.5 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages six years, but extends up to 20 years into the future. This amount has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted interest rate of 8.0% to 10.0%.

The following table reconciles the asset retirement obligations:
(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Balance, beginning of year	21,055	22,151
Additions	161	51
Accretion expense	1,607	1,754
Acquisitions	139	24
Dispositions	(10)	-
Costs incurred	(1,589)	(2,533)
Foreign exchange	(142)	(392)
Balance, end of year	21,221	21,055

9.	Income taxes
The income tax provision differs from the amount of tax expense calculated by applying federal and provincial statutory tax rates to the loss before taxes as follows:

(in thousands of Canadian dollars)	2010	2009
Loss before income taxes	(35,122)	(58,876)
Combined Canadian federal and provincial income tax rate	28.2%	29.2%
Computed income tax expense (reduction)	(9,904)	(17,192)

Increase (decrease) resulting from:
Other non-deductible items	1,671	1,604
Difference between U.S. and Canadian tax rates and foreign exchange	628	166
Change in tax rates	1,063	749
Capital tax	693	-
Other	5,263	(2,921)
	(586)	(17,594)
The components of the net future income tax liability at December 31 were as follows:

(in thousands of Canadian dollars)	2010	2009
Future income tax assets:
Non-capital loss carry-forwards and other	17,256	25,175
Asset retirement obligations	5,746	5,741
Commodity contracts	210	212
Financing charges	459	740
	23,671	31,868
Future income tax liabilities:
Property, plant and equipment	(30,562)	(40,143)
Commodity contracts	(23)	(281)
Net future income tax liability	(6,914)	(8,556)
Current portion of net future income tax asset (liability)	187	(69)
Non-current net future income tax liability	(7,101)	(8,487)

Non-capital loss carry-forwards amongst Canadian and U.S. subsidiaries, totaled $67.2 million (2009 – $85.3 million) and expire from 2014 to 2028.

10.          Shareholders’ equity

a.     Trust units

The following provides a continuity of the trust units from December 31, 2008 up to the Arrangement date on May 31, 2010:

(in thousands of Canadian dollars except number of shares)	Number of Units	Amount
Balance at December 31, 2008	62,158,987	669,667
Issued under restricted unit plan	701,870	951
Issued under performance unit plan	194,774	448
Issued on property acquisition	2,000,000	2,720
Issued on conversion of debentures	47,058	320
Balance at December 31, 2009	65,102,689	674,106
Issued under restricted unit plan	605,337	1,577
Balance at May 31, 2010 – prior to the Arrangement	65,708,026	675,683

b.	Common shares

An unlimited number of common shares may be issued.

Issued and outstanding common shares

In connection with the Arrangement, the trust units were exchanged for common shares of Equal on a three for one basis and common shares was reduced by the deficit from the Trust as of May 31, 2010 of $453.9 million.

The following provides a continuity of share capital from the Arrangement date on May 31, 2010 through December 31, 2010:
(in thousands of Canadian dollars except number of shares)	Number of Shares	Amount
Conversion – Effected through Plan of Arrangement	21,902,530	675,683
Reduction in common shares for deficit	-	(453,948)
Issued under restricted share plan	193,729	1,105
Issued under equity offering (net of issue costs/tax)	5,613,600	36,215
Balance at December 31, 2010	27,709,859	259,055

Immediately prior to the Arrangement, 65,708,026 trust units were issued and outstanding.  These trust units were exchange for 21,902,530 common shares.

Contributed surplus

(in thousands of Canadian dollars)
Balance at December 31, 2008	8,620
Unit option based compensation	106
Restricted and performance unit compensation	3,737
Transfer to trust units on restricted and performance unit exercises	(1,399)
Balance at December 31, 2009	11,064
Share option based compensation	545
Restricted and performance share compensation	3,394
Transfer to shares on restricted share exercises	(2,682)
Balance at December 31, 2010	12,321

Share options

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of outstanding trust unit options, holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Upon approval of the Arrangement, Equal has a Share Option Plan where the Company may grant share options to its directors, officers and employees.  Each share option permits the holder to purchase one share at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years.  The exercise price is equal to the market price at the time of the grant.  The forfeiture rate is estimated to be 16%.

The following options have been granted:
(in Canadian dollars, except for number of options)	Number of options(1)	Weighted-average exercise price (1)
Options outstanding at December 31, 2008	347,331	$23.25
Options forfeited	(112,000)	30.51
Options outstanding at December 31, 2009	235,331	$19.80
Options granted	986,708	5.91
Options forfeited	(163,887)	12.86
Options outstanding at December 31, 2010	1,058,152	$7.92
Options exercisable at December 31, 2010	182,998	$17.71
(1)   Restated to reflect the three for one exchange of trust units for common shares.

(in Canadian dollars, except for number of options)
Exercise price range (1)	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$4.65 to $6.36	898,155	$5.72	3.02	66,667	$5.25
$8.19 to $8.43	113,666	8.34	1.88	70,000	8.43
$46.47 to $60.36	46,331	49.66	0.35	46,331	49.66
Balance at December 31, 2010	1,058,152	$7.92	2.78	182,998	$17.71
(1)   Restated to reflect the three for one exchange of trust units for common shares.

Estimated fair value of stock options

The estimated grant date fair value of options was determined using the Black-Scholes model under the following assumptions:

	2010	2009
Weighted-average fair value of options granted ($/option)	2.30	-
Risk-free interest rate (%)	1.71	0.5
Estimated hold period prior to exercise (years)	4.0	4.0
Expected volatility (%)	50	40
Expected cash distribution yield (%)	-	-

Restricted and performance shares

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of outstanding Restricted Units and Performance Units, holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Restricted Unit and Performance Unit Plan.

Equal has granted restricted and performance shares to directors, officers, and employees.  Restricted shares vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with shares on the vesting dates of the restricted shares.  The shares granted are the product of the number of restricted shares times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly dividend of the Company divided by the five-day weighted average price of the shares based on the New York Stock Exchange for the period preceding the dividend date.  Equal has not paid or declared any dividends to change the multiplier from 1.0.  The forfeiture rate is estimated to be 16%.

Performance shares vest at the end of two years and provide the holder with shares based on the same multiplier as the restricted shares as well as a payout multiplier.  The payout multiplier ranges between 0.0 and 2.0 based on the Company’s total shareholder return compared to its peers.  During 2010, there were no performance shares outstanding.

The following restricted shares have been granted:

	Number of restricted shares (1)	Weighted-average grant date fair value(1)	Number of performance shares (1)	Weighted-average grant date fair value(1)
Shares outstanding at December 31, 2008	759,882	$12.39	58,132	$12.51
Granted	112,446	4.92	-	-
Forfeited	(114,427)	13.11	(25,670)	19.59
Vested	(223,171)	11.97	(32,462)	6.90
Shares outstanding at December 31, 2009	534,730	$10.41	-	-
Granted	438,279	5.24	-	-
Forfeited	(69,354)	11.09	-	-
Vested	(395,896)	8.91	-	-
Shares outstanding at December 31, 2010	507,759	$7.03	-	-
(1)  Restated to reflect the three for one exchange of trust units for common shares.

The estimated value of the restricted shares is based on the trading price of the shares on the grant date.

Reconciliation of earnings per share calculations

For the year ended December 31, 2010
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding (1)	Per Share
Basic and diluted	(34,536)	24,594,866	$(1.40)
(1)                  Restated to reflect the three for one exchange of trust units for common shares.

For the year ended December 31, 2009
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding (1)	Per Share (1)
Basic and diluted	(41,282)	21,119,378	$(1.95)
(1)    Restated to reflect the three for one exchange of trust units for common shares.

For the calculation of the weighted average number of diluted shares outstanding for the years ended December 31, 2010 and 2009, all options, restricted shares, performance shares and convertible debentures were excluded, as they were anti-dilutive to the calculation.

11.           Accumulated other comprehensive loss

(in thousands of Canadian dollars)
Balance, December 31, 2008	18,471
Cumulative translation of self-sustaining operations	(40,775)
Foreign exchange gain realized	(170)
Balance, December 31, 2009	(22,474)
Cumulative translation of self-sustaining operations	(11,150)
Balance at December 31, 2010	(33,624)

Accumulated other comprehensive income (loss) is comprised entirely of currency translation adjustments on the U.S. operations.

12.	Risk management

(a)  Fair value of financial instruments

Equal classifies the fair value measurements of its financial instruments recognized at fair value in the balance sheet according to the following hierarchy based on the amount of observable inputs used to value the instrument.
•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximated fair value at December 31, 2010 and 2009 as the amounts were short term in nature or bore interest at floating rates.  The long-term debt approximates fair value as interest rates and margins are reflective of current market rates.  The fair value of the convertible debentures is disclosed in Note 7.  These assets and liabilities are not presented in the following tables.

As at December 31, 2010, the only asset or liability measured at fair value on a recurring basis are the commodity contracts.  The following tables provide fair value measurement information for such assets and liabilities as of December 31, 2010.

As at December 31, 2010
			Fair Value Measurements Using:
(in thousands of Canadian dollars)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts asset	81	81	-	81	-
Commodity contracts liability	(743)	(743)	-	(743)	-
Commodity contracts (net)	(662)	(662)	-	(662)	-

As at December 31, 2009
			Fair Value Measurements Using:
(in thousands of Canadian dollars)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts asset	993	993	-	993	-
Commodity contracts liability	(755)	(755)	-	(755)	-
Commodity contracts (net)	238	238	-	238	-

(b)  Financial risk management

In the normal course of operations, Equal is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Equal to managing risk are as follows:

Objectives:
•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity in the Canadian and U.S. operations.

In order to satisfy the objectives above, Equal has adopted the following policies:
•	prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;
•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and
•	utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Company.

The objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Equal to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as accounting hedges.

Equal’s process to manage changes in risks has not changed from the prior year.

(i) Market risks

Oil and gas commodity price risks
Equal has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining exposure to upside price movements.  By doing this, Equal seeks to provide a measure of stability and predictability of cash inflows to enable it to carry out its planned capital spending programs.

Equal has entered into commodity contracts and fixed price physical contracts to minimize the exposure to fluctuations in crude oil and natural gas prices.  At December 31, 2010, the following financial derivative contracts were outstanding:

Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	5.45 ($/GJ) (5.56 ($/mcf))	1,000 GJ (981 mcf)	March 1, 2010 – February 28, 2011
Fixed	Gas	4.48 (US$/mmbtu) (4.64 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.53 (US$/mmbtu) (4.69 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.50 (US$/mmbtu) (4.66 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.33 US$/mmbtu ($0.34 US$/mcf)	5,000 mmbtu (4,831 mcf)	April 1, 2011 – October 31, 2011

Fixed	Oil	89.66 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	90.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf and 1.0194 GJ per mcf.

At December 31, 2010, the following physical contract was outstanding:

Type of contract	Commodity	Price	Volume per day	Period
Fixed Sale	Gas	5.48 ($/GJ) (5.59 ($/mcf))	1,000 GJ (981 mcf)	March 1, 2010 – February 28, 2011
(1)     Conversion rates of 1.0194 GJ per mcf.

The gains (losses) during the year from the commodity contracts are summarized in the table below.

(in thousands of Canadian dollars)	Year ended December 31, 2010	Year ended December 31, 2009
Realized commodity contracts gain	6,038	15,895
Unrealized commodity contracts (loss)	(912)	(14,127)
Net gain on commodity contracts	5,126	1,768

The following sensitivities show the impact to pre-tax net income for the year ended December 31, 2010 related to commodity contracts of the respective changes in crude oil, natural gas and fixed basis differential.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts	365	(365)
Natural gas derivative contracts	852	(852)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts	(21)	21

Foreign exchange currency risks
Equal is exposed to foreign currency risk as approximately 55% of its production is from the U.S. division.  In addition, the Canadian division has commodity derivatives and long-term debt denominated in U.S. dollars.  Equal has not entered into any foreign exchange derivative contracts to mitigate its currency risks as at December 31, 2010 and 2009.
Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division is considered a self-sustaining foreign operation.  The following financial instruments were denominated in U.S. dollars as at December 31, 2010:

(in thousands of dollars) As at December 31, 2010	Canadian division (in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	753	2,167
Accounts receivable	-	12,668
Commodity contracts	(212)	(20)
Accounts payable	(21)	(10,065)
Due to JV Participant (Note 4)	-	(10,101)
Long-term debt	(25,000)	-
Net exposure	(24,480)	(5,351)

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Change to pre-tax net income	(490)	-
Change to other comprehensive income	-	(107)
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Change to pre-tax net income	490	-
Change to other comprehensive income	-	107

Interest rate risk
Interest rate risk arises on the outstanding long-term debt that bears interest at floating rates.

Equal has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at December 31, 2010 and 2009.  The following sensitivities show the impact to pre-tax net income for the year ended December 31, 2010 of the respective changes in market interest rates (increase / (decrease)).

(in thousands of Canadian dollars)	Change to pre-tax net income
	1% decrease in market interest rates	1% increase in market interest rates
Interest on long-term debt	476	(476)

The convertible debentures bear interest at fixed rates.

(ii)  Credit risk
Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade, joint venture receivables, long-term receivables as well as any derivative financial instruments in a receivable position.  Equal does not hold any collateral from counterparties.  The maximum exposure to credit risk is the carrying amount of the related amounts receivable.

The significant balances receivable are set out below.  Accounts receivable include trade receivables, joint venture receivables and non-aging accounts such as cash calls, taxes receivable and operating advances.

(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Accounts receivable – trade	16,415	15,398
Accounts receivable – joint venture	2,985	1,033
Accounts receivable – other	6,335	8,400
Allowance for doubtful accounts	(844)	(1,154)
	24,891	23,677
Should Equal determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings.  If Equal subsequently determines an account is uncollectible, the account is written off with a corresponding decrease in the allowance for doubtful accounts.

The aging of accounts receivable is set out below:

(in thousands of Canadian dollars)
As at December 31, 2010	Trade	Joint Venture
Current	15,722	1,999
Over 30 days	573	586
Over 60 days	119	199
Over 90 days	1	201
	16,415	2,985

The credit quality of financial assets has been assessed and adequately evaluated for impairment based on historical information about the nature of the counterparties.

Purchasers of the natural gas, crude oil and natural gas liquids comprise a substantial portion of accounts receivable.  A portion of accounts receivable are with joint venture partners in the oil and gas industry.  Equal takes the following precautions to reduce credit risk:

•	the financial strength of the counterparties is assessed;
•	the total exposure is reviewed regularly and extension of credit is limited; and
•	collateral may be required from some counterparties.

(iii)  Liquidity risks

Liquidity risk is the risk that Equal will not be able to meet its financial obligations as they are due.  Equal mitigates this risk through actively managing its capital, which it defines as shareholders’ equity, convertible debentures and long-term debt less cash and cash equivalents.  Management of liquidity risk over the short and longer term, includes continual monitoring of forecasted and actual cash flows to ensure sufficient liquidity to meet financial obligations when due and maintaining a flexible capital management structure.  Equal strives to balance the proportion of debt and equity in its capital structure given its current oil and gas assets and planned investment opportunities.

All financial liabilities have short-term maturities with the exception of the long-term debt (Note 6) and the 8.25% convertible debentures (Note 7), as set out below:

(in thousands of Canadian dollars)	2011	2012	2013 – 2015	Total	Fair Value
Long-term debt (1)	-	24,865	-	24,865	24,865
Interest on long-term debt (2)	748	374	-	1,122	1,122
Convertible debentures	80,127	39,648	-	119,775	122,563
Interest on convertible debentures (3)	9,681	1,635	-	11,316	11,316
Accounts payable & accrued liabilities	31,321	-	-	31,321	31,321
Due to JV Participant	10,046	-	-	10,046	10,046
Commodity contracts	743	-	-	743	743
Total obligations	132,666	66,522	-	199,188	201,976
(1)  Assumes the credit facilities are not renewed on June 24, 2011.
(2)  Assumes an interest rate of 3.01% (the rate on December 31, 2010).
(3)  Does not reflect the early redemption of the 8% convertible debentures subsequent to December 31, 2010 (Note 19).

13.           Interest expense

During 2010 and 2009, Equal’s interest expense was comprised of the following below.

	Year ended	Year ended
(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Interest on long-term debt	2,364	2,814
Interest on convertible debentures	11,922	11,607
Interest income (1)	(748)	(2,960)
	13,538	11,461
(1)  Included in interest income is $0.7 million (2009 – $2.8 million) pertaining to the long-term receivable with the JV Participant (Note 4).

14.           Commitments

During 2010, total rental expense was $1.2 million (2009 – $1.1 million).  Equal has commitments for the following payments over the next five years:

(in thousands of Canadian dollars)	2011	2012	2013	2014 – 2015	Total
Office leases (1)	1,787	1,232	1,188	2,190	6,397
Vehicle and other operating leases	250	71	10	4	335
Total obligations	2,037	1,303	1,198	2,194	6,732
(1)  Future office lease commitments may be reduced by sublease recoveries totaling $0.7 million.

15.           Contingencies

Certain claims have been brought against Equal in the ordinary course of business.  In the opinion of management, all such claims are adequately covered by insurance, or if not so covered, are not expected to materially affect its financial position.

16.           Changes in non-cash working capital

(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Accounts receivable	(3,819)	11,682
Prepaid expenses, deposits and other	(95)	(39)
Accounts payable and accrued liabilities	3,324	(9,952)
Foreign exchange on working capital	(4,836)	(1,788)
Changes in non-cash working capital	(5,426)	(97)
Changes in non-cash operating working capital	(10,615)	5,248
Changes in non-cash investing working capital	5,189	(5,345)

During the year ended December 31, 2010, Equal paid interest of $11.3 million (2009 - $9.6 million) and $0.7 million in taxes (2009 – nil).

17.	Capital disclosures

The capital structure of Equal consists of shareholders’ equity, convertible debentures, long-term debt and cash and cash equivalents as noted below.

(in thousands of Canadian dollars)	December 31, 2010	December 31, 2009
Components of capital:
Shareholders’ equity	213,512	219,046
Convertible debentures	117,019	114,863
Long-term debt	24,865	70,000
Less:
Cash and cash equivalents	(2,505)	(19,680)
	352,891	384,229

The objectives of Equal when managing capital are:
•	to reduce debt, with the long term goal to improve the balance sheet based on a ratio of total debt to annual funds from operations;
•	to manage capital in a manner which balances the interest of equity and debt holders;
•	to manage capital in a manner that will maintain compliance with its financial covenants; and
•	to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future exploration and development.

Equal manages its capital structure as determined by management and approved by the board of directors.  Adjustments are made to the capital structure based on changes in economic conditions and planned requirements.  Equal has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt or   balance equity and making adjustments to its capital expenditures program.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

(in thousands of Canadian dollars except for ratios)	December 31, 2010	December 31, 2009
Interest coverage (1):
Cash flow over the prior four quarters	58,688	61,288
Interest expenses over the prior four quarters	12,048	12,533
	4.87 : 1.00	4.89 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.

As at December 31, 2010 and 2009, Equal complied with the terms of the credit facilities.  There have been no changes to Equal’s capital structure, objectives, policies and processes since December 31, 2009 other than the changes described in Note 1 and Note 10 and to its credit facilities as described in Note 6.

18.   Segmented information

Equal has one operating segment that is divided amongst two geographical areas.  The following is selected financial information from the two geographic areas.

(in thousands of Canadian dollars)	2010	2009
Revenue
Canada	73,950	61,650
U.S.	68,851	65,178
	142,801	126,828
Property, plant and equipment
Canada	184,965	192,277
U.S.	213,032	206,960
	397,997	399,237

19.           Subsequent events

In January 2011, Equal and JV Participant agreed that the farm-out agreement was terminated prior to JV Participant filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  The termination of the farm-out agreement allows Equal to pursue drilling in the Hunton resource play which was previously restricted by a bankruptcy court.  In March 2011, the bankruptcy court concluded that Equal retains ownership and control of the salt water disposal infrastructure and that Equal has the right to charge JV Participant for all salt water processed from the inception of each facility.  Equal is also required to reimburse JV Participant for certain amounts received as fees for access to the facilities.  On March 18, 2011, Equal and JV Participant agreed to a 30 day stay of proceedings on the bankruptcy court’s conclusion. (Note 4)

On February 9, 2011, Equal issued $45.0 million of convertible unsecured junior subordinated debentures with a face value of $1,000 per debenture that mature on March 31, 2016 and bear interest at 6.75% per annum paid semi-annually on March 31 and September 30 of each year.  The 6.75% convertible debentures are convertible at the option of the holder into shares at any time prior to the maturity date at a conversion price of $9.00 per share. (Note 7)

On March 14, 2011, the outstanding $79.9 million in face value of 8.00% convertible unsecured debentures were redeemed for $83.2 million which included the early redemption premium and unpaid interest.  The redemption was funded by the issuance of the 6.75% convertible unsecured junior subordinated debentures and Equal’s credit facility. (Note 7)